: ARI NETWORK SERVICES INC /WI

ARI

2004 ANNUAL REPORT

LETTER TO SHAREHOLDERS
FORM 10-KSB
FINANCIAL STATEMENTS
PROXY STATEMENT

The leading provider of electronic parts catalogs and related technology and services to increase sales and profits for dealers in the manufactured equipment markets



Brian E. Dearing
Chairman and Chief
Executive Officer

Fiscal 2004 was unquestionably the best year in ARI's 13-year history as a public company.

We made more than $1 million in profit and generated 2.8 million in cash from operating activities. We continued to generate significant cash flows — more than $1.8 million in operating cash flows (before investing activities and changes in working capital) almost $3 million in EBITDA[1]. We paid down our debt by $750,000, and have already reserved the next two payments due on our debt.

Over the year, our subscription count jumped 8% from just over 82,000 to more than 88,000, while our dealer customer base climbed to over 27,000. Our core catalog business revenues expanded by 11%, and equipment industry recurring revenues grew 14%.

But you can read the numbers as well as I can. Suffice to say, they're good. The real question is: can we keep this up? Was Fiscal 2004 a fluke or a harbinger?

I encourage you to read this report thoroughly and draw your own conclusions. I predict that you will be heartened and excited not only by the results, but by what's behind them. Fiscal 2004 was not just about the numbers, positive though they were; it was about continuing to pave the path to the future through:

- **New Product Introductions** — We prepared and launched new offerings based on solid and detailed long-term market research.
- **Continued Catalog Product Development** – Not only did we extend and enhance our current CD, web, and catalog publishing products, but we continued to make great progress toward the introduction of our next generation catalog suite.
- **Relentless Operational Improvement** – During the year we extracted additional productivity from our core operations, driving our unit costs even lower.
- **A Rejuvenated Acquisition Program** – We re-started our acquisition program after a three-year hiatus.

I am very excited about the progress we have made in these areas. I believe we have laid a solid foundation for sustained performance next year and beyond.

New Products: Responding to Customers' Unmet Needs

About two years ago, we embarked on a long-term market research program to help guide our strategy going forward. We began by engaging a third party to tell us why our customers bought from us – really. We learned that our products save dealers significant time and money, and that we had a customer base that loved our products and the service that goes with them, and would be favorably disposed to new offerings from ARI.

Then we began to probe the kinds of new services our customers would like to have.

"PartSmart is simply the best. Enough said. All of the wannabes should pack it up and go away."

Charlie Girardi
M B Tractor
Plaistow, New Hampshire





"When I bought the company, PartSmart was already part of the business. I won't step away from it...We do 95% of our parts look-ups using PartSmart, which saves us 30 to 45 minutes a day! That's a big number and I think it says a lot about the value of PartSmart. It's what I need."

Bob Burton
Centerville Saw & Tool
Fremont, California

This research included face-to-face interviews with owners — which I personally conducted, along with Ted Feierstein from your Board of Directors — as well as telephone surveys to confirm the generality of our findings. The number one request was: "Help me sell more." Our customers are independent small businesses who want to increase their sales and profits.

We listened.

Last fall, we acquired VertX Commerce Corporation, which enabled us to control our WebsiteSmart™ service, which we had previously re-sold. We invested heavily in improving the infrastructure of the offering, including the hardware and software platform, as well as in telephone support and installation services. We expanded the offering to include our first-ever dealer-to-consumer ordering capability, allowing our dealer customers to take orders on the web.

For manufacturers and distributors, we introduced a hosted version of our web catalog and shopping cart offering, allowing even smaller players to get the full benefits of the Internet as a selling tool.

As the year wound to a close, we were market testing new offerings for Fiscal 2005, including ARI MailSmart™, a state-of-the-art, technology-enabled direct mail service that lets our dealers deliver very high-quality targeted direct mail pieces to selected customers at a fraction of the cost they would have incurred to do it themselves.

To better understand the impact of our products and services on the operations of our dealers, we began two marketing and research programs last year: one to study three "showcase" dealers in detail, and one to track a "benchmark" dealer throughout the coming year. The Showcase Dealers are Egelhoff's Lawn Mower Service (Thiensville, WI), Pat's Power Equipment (Charlestown, RI), and Walt Schmid Repair (Cahokia, IL). These dealers are users of our products and services, and have agreed to share detailed information about their dealerships to help us identify and develop new products, as well as to document the benefits of our existing products.

The Benchmark Dealer is Otto Paap Co., Inc. of Franksville, WI. Late last year, ARI, along with three major manufacturers, one of our COMPASS Partners who provide Dealer Business Management Software, and two industry associations, combined to install a range of technology products and services at a well-run, but uncomputerized dealership. During the next twelve months, *Power Equipment Trade*, an independent industry publication, will track and report on the improvements experienced by the dealership from the use of technology. We are very excited about this program, because we believe it will document clearly the hard dollar savings and revenue improvements that technology can bring to a dealer.

Catalog Product Development: Already the Best . . . and Getting Better

ARI's electronic catalog products set the standard for speed, accuracy, and ease-of-use. We are the de facto standard in Outdoor Power, a preferred catalog in Powersports, and a growing presence in other segments of the Manufactured Equipment market. Our 27,000 dealer customers love the product. But improvements were made nonetheless. We created a much faster install process, Internet updates for prices, new XML connections to manufacturers' ordering systems, and a host of usability and performance enhancements.

During the year, we also continued the development of our next generation catalog product suite, internally code-named "Reperio." As part of our development effort, we engaged the assistance of an outside User Interface expert (who had been responsible for, among other things, the user interface in the cockpit of military aircraft) to help us design a "killer" application. We have been through three rounds of feedback from customers, who are very positive about the new product. We plan to deploy it first on the web late this calendar year and on CD next spring.

This fall we were pleased to add William C. Mortimore to our Board of Directors. Bill is the Founder, Chairman, and Chief Strategist for Merge eFilm, a technology company in the medical imaging field. Bill is an electrical engineer by training and

"After reviewing numerous website packages, Gardenland chose WebsiteSmart because it was the most economical and easiest to integrate. WebsiteSmart has opened up new opportunities to grow our business."

Mark Matsumoto
Gardenland Power Equipment
Campbell, CA





"We couldn't be more pleased with WebsiteSmart. Having this website with all of our products and parts available is like opening a new showroom on every street corner on the planet. I truly believe in this product and highly recommend it to dealerships of any size or technological capability."

Rob Frank
Chagrin Pet, Garden & Power Equipment
Chagrin Falls, OH

"Integrating EMPART*web* with Our Hance Ezone has given our dealers the last piece of the online puzzle. Our dealers can do it all...from looking up their parts to checking our inventory and submitting their parts order...The EMPART*web* Solution has helped us increase efficiency and decrease errors with a reduced staff.

Dave Wald
Hance Companies
Plymouth, MN





"When ARI invited me to look at a couple of EMPART*web* catalogs that they had done for Kawasaki and Yamaha, it was obvious that ARI has figured out how to do this correctly...You don't have to take my word for it, take a look for yourself. You'll quickly discover that ARI has a great solution."

Steve Colstock
Wipaire, Inc.
South St. Paul, MN

very strong in the product development area. In addition to having steered his micro-cap technology company along a path that generated significant increases in shareholder value through a combination of organic growth and acquisitions, Bill is a strong voice on the Board regarding software development.

Operational Improvements: Driving Cost and Time Out of the Process

In virtually every area of the business, process improvements and cost reductions have been realized. For example, we will save more than $10,000/year by having changed banks, and got better service and a line of credit (which we do not need to use, but which gives us more financial flexibility). We implemented a new job estimation system for catalog production that is more accurate, enabling us to be flexible in scheduling customer jobs — a major competitive advantage for your Company vs. other providers of catalog services. We've implemented same-day ship, on-line shipment tracking, and other process improvements in our operations center. Help desk service has been improved through cross-training, and a peak scheduling strategy. We've implemented an automated test harness in our development organization, which has greatly enhanced our quality assurance team's productivity.

Yet all of this has not been at the expense of customer service — if anything, we've become better as we've reduced our costs. Our customer retention rates are in excess of 95% of manufacturer business and 89% of dealer catalog subscriptions, which are outstanding measures.

Acquisitions: "Back in the Saddle"

We have built our business over the last decade with a combination of internally generated growth and selected acquisitions. However, when we were de-listed from Nasdaq/NMS in July of 2001, we began what ultimately proved to be a long and costly effort to restructure our debt and survive. Until that was accomplished at the end of fiscal 2003, we were really unable to continue our acquisition program.

That's all changed.

John Bray, our Vice President of Business Development, has re-started this important program. The VertX acquisition was an early result, and you can expect more acquisitions as our strategy unfolds. As has been true with each of our five prior acquisitions, we expect future acquisitions to be quickly accretive to revenue, income, and cash per share, and we expect to grow both the base business and the acquired business over time. One of our key strengths as an organization is our ability to select, acquire, and integrate businesses that bring us additional customers, products, and talent.

Summary

We had a great year.

It was the direct result of a carefully planned and well-executed strategy to focus on our core business to generate cash and profits. We improved our internal processes to serve our customers better and more efficiently, and we continued to develop our products to meet their evolving needs.

Now we are in the enviable position of having the resources to concentrate on growing the business by finding additional ways to serve our 27,000 dealer customers — as well as the distributors and manufacturers whose products they sell and service. We've begun by introducing a series of exciting new products that respond to the dealers' #1 request: "Help Me Sell More." We've used internal development, strategic partnerships, and acquisitions to develop those products.

You can expect further progress.

A Personal Note

I am acutely aware that not everyone who is privileged to serve as the CEO of a public company has the advantages that I have been blessed to have: highly dedicated and skilled employees, an excellent management team, an insightful and committed board of directors, and loyal and supportive shareholders. I am collectively and individually indebted to each of you — without those resources, it would have been impossible for your Company to weather the violent and destructive storms of two years ago and produce the results you see before you. Thank you, thank you, thank you.

Finally, in two of my letters to you over the past three years, I have included a reflection on a personally painful event. In 2001, it was the death of our new Director, Dave Storm; in 2003 it was the death of my first wife, Mary Pat. Many of you took the time to contact me to express your sympathy and support, for which I remain touched and grateful.

But this year is different.

Not only did your Company show dramatic improvement, but my personal life has taken a positive turn as well. In July, I married my friend and fellow musician, Cindy Zalas, after a delightful year-long courtship. She is a marvelously supportive and caring wife and mother, and has made it possible for me to devote more of my energies to the very exciting business prospects that lie before us. She has even taken the time to get to know some of your Company's most important customers on a personal level, deepening the connections we have with them.

And in the end, it is our personal connections with the customers we serve that will enable your Company to continue to deliver great results in the years to come.

Sincerely,

Brian E. Dearing
Chairman of the Board of Directors
and Chief Executive Officer
October 28, 2004

[1]These items are non-GAAP financial measures. See the reconciliations of such items to the most comparable GAAP financial measures in the accompanying report under Item 6, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Liquidity and Capital Resources."

Statements in this lettre include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. The forward-looking statements can generally be identified by words such as "believes," "anticipates," "expects" or words of similar meaning. Forward-looking statements also include statements relating to the Company's future performance, such as future prospects, revenues, profits and cash flows. The forward-looking statements are subject to risks and uncertainties, which may cause actual results to be materially different from any future performance suggested in the forward-looking statements. Such risks and uncertainties include those factors described under "Forward Looking Statements Disclosure" in Exhibit 99.1 of the Company's annual report on Form 10-K for fiscal year ended July 31, 2003 filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements. For more information, please refer to the Company's filings with the Securities and Exchange Commission.

FINANCIAL HIGHLIGHTS

	(Dollars in thousands except per share items)				
	2004	**2003**	**2002**	**2001**	**2000**
Earning Information					
Revenues	$13,439	$12,617	$13,863	$15,777	$13,304
Net income (loss)	1,055	(1,348)	188	(13,025)	(7,602)
Fully diluted net income (loss) per share	$ 0.17	$ (0.21)	$ 0.03	$ (2.11)	$ (1.27)
Cash Flow Information					
Net cash provided by (used in) operating activities before changes in working capital	$ 2,652	$ 1,584	$ 3,034	$ 401	$(2,316)
Net cash provided by (used in) investing activities	(818)	(687)	(1,058)	(1,977)	(1,792)
Net cash provided by (used in operating and investing activities before changes in working capital	$ 1,834	$ 897	$ 1,976	$ (1,576)	$ (4,108)
EBITDA	2,976	1,626	3,458	(6,743)	(1,807)
Year End Cash Balance	$ 3,357	$ 2,120	$ 879	$ 313	$ 563


REVENUES
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
2000 2001 2002 2003 2004
Other Markets
Other Manufactured Equipment
Catalog Related


NET INCOME (LOSS)
$5,000
$-
$(5,000)
$(10,000)
$(15,000)
2000 2001 2002 2003 2004
Fiscal Year
Net income (loss)
Restructure


EBITDA
$4,000
$2,000
$-
$(2,000)
$(4,000)
$(6,000)
$(8,000)
2000 2001 2002 2003 2004
Fiscal Year
EBITDA
Restructure

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2004
OR

( ) TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 000-19608

ARI Network Services, Inc.
(Exact name of small business issuer as specified in its charter.)

WISCONSIN	39- 1388360
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

11425 W. Lake Park Drive, Milwaukee, Wisconsin 53224
(Address of principal executive office)

Issuer's telephone number (414) 973-4300

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

YES ✓ NO

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.[ ]

Issuer's revenues for the most recent fiscal year. $13,439,000

As of October 22, 2004, aggregate market value of the Common Stock held by non-affiliates (based on the closing price on the NASDAQ bulletin board) was approximately $6.8 million.

As of October 22, 2004, there were 5,959,847 shares of the registrant's shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement, to be filed with the Securities and Exchange Commission no later than 120 days after July 31, 2004, for the 2004 Annual Meeting of Shareholders are incorporated by reference in Part III hereof.

Transitional Small Business Disclosure Format (check one).
YES NO ✓

ARI Network Services, Inc.

FORM 10-KSB
FOR THE FISCAL YEAR ENDED JULY 31, 2004
INDEX

Item 1. *Description of Business*

Business Overview

ARI Network Services, Inc. (the "Company" or "ARI") is a leading provider of electronic parts catalogs and related technology and services to increase sales and profits for dealers in the manufactured equipment market. We focus our sales and marketing on the U.S., Canadian, European and Australian manufactured equipment industry (the "Equipment Industry"), providing direct sales and service in North America and operating through a combination of direct sales and service and value-added sales and service agents elsewhere. Sales in these markets are driven by dealers' and other servicing agents' need for technical parts and service information needed to perform repair, warranty, and maintenance services, as well as to reduce operating costs and increase sales. The Equipment Industry is made up of separate sub-markets in which the manufacturers often share common distributors, retail dealers and/or service points. These sub-markets include: outdoor power, power sports, motorcycles, recreation vehicles, marine, construction, floor maintenance, agricultural equipment, auto and truck parts aftermarket and others. By "Equipment" we mean capital goods which are repaired rather than discarded when broken and for which the repairs are generally performed by a distributed network of independent dealers and/or repair shops. The Equipment Industry has been a growing percentage of our revenue over the past three years, representing 95% of fiscal 2004 revenue. We expect the Equipment Industry to continue to be the Company's largest Industry in fiscal 2005, and expect to expand into other sub-markets within the Equipment Industry which have similar business needs.

Our products and services enable Equipment Industry dealers to automate business communications with the manufacturers and distributors whose products they sell and service. We supply three types of software and services: robust Web and CD-ROM electronic parts catalogs, marketing services, including a template-based website service, and transaction services. The electronic cataloging products and services enable partners in a service and distribution network to look up electronically technical reference information such as illustrated parts lists, service bulletins, price files, repair instructions and other technical information regarding the products of multiple manufacturers. Marketing services help a dealer increase revenue. For example, the template-based website service makes it easy for a dealer to create a professional web presence and optionally to conduct electronic business with its customers. The transaction services allow the dealers to exchange electronic business documents such as purchase orders, invoices, warranty claims, and status inquiries with the manufacturers and distributors who supply them. Our products and services use the Internet for data transport and a combination of the World-Wide Web and CD-ROM technology for user interfaces and data presentation. The primary product line is electronic catalogs; the other products are supplementary offerings that leverage our position in the catalog market.

Our sales and marketing activities are focused in two areas: (i) dealers, distributors and/or service points directly; and (ii) Equipment Industry manufacturers that sponsor our products and services to their dealers, distributors and/or service points. Using direct sales, we sell additional dealers, additional databases for existing dealer customers and additional products (such as WebsiteSmart™) for existing customers. These products are used by dealers to save time and money, as well as to boost revenues. Manufacturers have the financial capability and business power to implement an automation strategy throughout their service and distribution networks. We believe that the implementation of our products can reduce internal costs for manufacturers and increase loyalty and productivity in the service and distribution network as well as end-customer satisfaction. In addition to software licenses and support services, a typical implementation for a given manufacturer will involve professional services for project management, software customization and continuing catalog updates. Once manufacturer sponsorship is obtained, we also develop a direct business relationship with the distributors, dealers, and service points for software and services.

An important aspect of our business is the relationships we have developed with over 85 dealer business management system providers through our COMPASS Partners™ program. A dealer business management system is used to manage inventory, maintain accounting records, bill customers and focus marketing efforts. Our software's ability to interface with these systems provides the dealer with a more robust, informative, and cost-effective solution. It also differentiates us from competitors who may chose to integrate their catalog only into their own business management system.

As part of our historical business practice, we continue to provide electronic directory and transaction services, to the U.S. and Canadian agribusiness industry, which accounted for 5% of our total revenue in fiscal 2004. No single customer accounted for 10% or more of our revenues in fiscal 2004.

The following table sets forth certain Catalog, Customer and Subscription information by region derived from the Company's financial and customer databases. The number of distinct distributors and dealers is estimated because some subscriptions are distributed by third parties (including manufacturers), which may or may not inform ARI of the distributors and/or dealers to which the subscription is distributed. Because the estimating methodology is still being refined, comparisons to prior periods may or may not be indicative of business trends.

Catalog, Customer and Subscription Information by Region (As of July 31, 2004)

	Catalogs	Distinct Manufacturers	Subscriptions	Distinct Distributors (Estimated)	Distinct Dealers (Estimated)
North America	71	52	70,859	112	19,094
Non-North American	69	8	17,670	17	8,717
Included in both Regions	(62)	0	0	0	0
Total	78	60	88,529	129	27,811

"Catalog" = A separately sold and/or distributed parts catalog. A manufacturer may have more than one catalog. More than one brand or distinct product line may be included in a catalog.
"Distinct Manufacturer" = A single independent manufacturer, not owned by another manufacturer, served by ARI. Distinct manufacturers are included in the region they most serve even if they have catalogs in both regions.
"Subscription" = A single catalog subscribed to by a single dealer or distributor. A dealer or distributor may have more than one subscription.
"Distinct Distributor" = A single independent distributor, not owned by another distributor, served by ARI. A distributor generally buys from manufacturers and sells to dealers.
"Distinct Dealer" = A single independent servicing dealer, not owned by another dealer, served by ARI.

Our executive offices are located at 11425 West Lake Park Drive, Milwaukee, Wisconsin 53224-3025 and our telephone number at that location is (414) 973-4300. ARI is a Wisconsin corporation, incorporated in 1981. We maintain a website at http://www.arinet.com, which is not part of this report.

Mission and Strategy

Our mission is to be the leading provider of electronic parts catalogs and related technology and service to increase sales and profits for dealers in selected manufacturing industry segments, primarily those with shared distribution channels and service networks. Our vision is that whenever a dealer in one of our target markets accesses technical parts and service information electronically from manufacturer or distributor, it will use at least some of our products and services to do so. To achieve this vision, our strategy is to concentrate on a few vertical markets, and to be the leading provider of electronic catalog products and services in those markets. After establishing a position in a market, we will then bring other products and services to bear in order to expand our presence and solidify our competitive position. Our goal is to provide a complete array of high-quality electronic catalog and related software and services that industry participants will adopt and use effectively.

Our strategy includes driving growth in our targeted markets through three distinct programs: (i) sales; (ii) strategic alliances; and (iii) acquisitions. Our internal telesales representatives sell to dealers and small to medium sized distributors, while our external sales team focuses on large manufacturers and distributors in the targeted industry sectors. The alliance strategy includes two parts: (i) COMPASS partners; and (ii) non-US sales and service agents. Through our COMPASS Partners program, we have a strategic alliance relationship with over 85 companies that provide complementary software and services to distributors and dealers in our targeted industries. Outside of North America, we use local agents to provide sales and support to dealers in certain markets. We also selectively seek to acquire businesses with market positions in our targeted markets, additional products that we can provide to our customer base, and talent to supplement our current staff.

Through our sales, alliance and acquisition programs, we expect to expand our business both by growing market share in our current Equipment sectors and by entering new sectors.

Products and Services

We offer three basic kinds of services to our customers in the Equipment Industry: (i) *electronic catalogs* for publishing and viewing technical reference information about the equipment, (ii) *marketing services,* industry website services which allow a dealer to create a website using a series of templates and (iii) *electronic communications* for exchanging documents such as purchase orders, invoices, and warranty claims. The following table shows the software products and services that we offer, a brief description of the products and the industries where they are currently in use.

ELECTRONIC CATALOG PRODUCTS AND SERVICES		
Product or Service	**Description**	**Primary Industry/Market**
PartSmart™	Electronic parts catalog for equipment dealers	Equipment - all sub-markets except RV and manufactured housing
EMPART*web*™	Web based electronic parts catalog based upon the EMPART database technology	Equipment - all sub-markets
EMPART*web ASP*	Electronic parts catalog viewing software offered as a hosted service	Equipment - all sub-markets
EMPART*web*™ Shopping Cart	Add-on product to Empart*web* that facilitates order taking from the catalog	Equipment - all sub-markets
Electronic publishing services	Project management, data conversion, editing, production, and distribution services for manufacturers who wish to outsource catalog production operations	Equipment - all sub-markets
EMPART*publisher*™	Electronic parts catalog creation software used to produce catalogs for viewing on EMPART*web*, PartSmart, and EMPART*viewer*	Equipment - all sub-markets
Gardenpoint.com™/ EMPART*web*™ Portal	Integrated multi-manufacturer catalog and ordering system for the web	Equipment - all sub-markets
EMPART*viewer*™	Electronic parts catalog viewing software	Equipment - RV and manufactured housing only
Professional services	Project management, software customization, roll-out management, and help desk support services	Equipment - all sub-markets

Marketing Services		
Product or Service	**Description**	**Primary Industry/Market**
WebsiteSmart™	Template-based software to create customized dealer websites and conduct business electronically. Includes optional shopping cart.	Equipment - outdoor power, power sports
ARI MailSmart™	Technology-enabled direct mail for dealers.	Equipment - outdoor power, power sports

Electronic Communications Products and Services		
Product or Service	**Description**	**Primary Industry/Market**
TradeRoute®	Document handling and communications for product ordering, warranty claims and other business documents	Equipment - Outdoor power and RV

As part of our historical business practice, we continue to provide electronic transaction services to the U.S. and Canadian agribusiness industry. These products and services are expected to continue to be a declining percentage of the Company's total revenue over time because we expect out growth to come from the Equipment Industry.

Acquisitions

Since December 1995, ARI has had a business development program aimed at identifying, evaluating and closing acquisitions which augment and strengthen our market position, product offerings, and personnel resources. Since the program's inception, more than 400 acquisition candidates have been evaluated, resulting in five completed acquisitions. Now that our debt has been restructured, we anticipate an increase in our acquisition activities during the next fiscal year.

The following table shows selected information regarding these acquisitions:

Acquisition Date	Acquired Company and Location	Description of Acquired Company
November 4, 1996	cd*.IMG, Inc. ("CDI") New Berlin, WI	CDI developed the Plus¹® electronic parts catalog which featured parts information from over 20 manufacturers in the outdoor power, marine, motorcycle and power sports industries and was replaced with the Partsmart electronic catalog.
September 30, 1997	Empart Technologies, Inc. ("EMPART") Foster City, CA	EMPART provided us with the EMPART*publisher* and EMPART*viewer* software.
September 15, 1998	POWERCOM-2000 ("POWERCOM"), a subsidiary of Briggs & Stratton Corporation Colorado Springs, CO	POWERCOM provided electronic catalog and communication services to a number of manufacturers in North America, Europe, and Australia in the outdoor power, power tools, and power sports industries.
May 13, 1999	Network Dynamics Incorporated ("NDI") Williamsburg, VA	NDI provided us with the PartSmart electronic catalog which was used by over 10,000 dealers to view catalogs from 50 different manufacturers in 6 sectors of the Equipment Industry.
October 27, 2003	VertX Commerce Corporation ("VertX") San Diego, CA	VertX provided us with the WebsiteSmart™ template-based software to create customized dealer websites.

Competition

Competition for ARI's products and services in the Equipment Industry varies by product and by sub-market. No single competitor today competes with us on every product in each of our targeted vertical Equipment Industry sub-markets. In electronic catalog software and services, the largest direct competitor is ProQuest, which offers electronic service catalogs in the motorcycle, marine, outdoor power and auto markets. In addition, there are a variety of small companies focused on specific industries. Many of the smaller companies may also represent acquisition targets for us. There are also other companies that provide more general catalog services such as Stibo, Pindar, IHS, Saqqara Systems, Inc. and Requisite Technology, Inc. that may in the future directly compete with us in our target markets. In addition, there are also a number of larger companies which have targeted Web-based catalogs for procurement, such as Ariba, and i2 Technologies, Inc., which could expand their offerings to address the needs of our markets and become competitors in the future. WebSite Smart™ has many competitors, including PowerSports Network, Inc. and many internet service providers. In the communications part of our business, the primary competition comes from in-house information technology groups who may prefer to build their own Web-based proprietary systems, rather than use our industry-common solutions. ProQuest also offers a communication solution. There are also large, general market e-Commerce companies like SBC Communications, Inc., which offer products and services which could address some of our customers' needs. These general e-Commerce companies do not typically compete with us directly, but they could decide to do so in the future. These companies may also represent alliance partner opportunities for us. In addition, as in the catalog side of our business, there are a variety of small companies focused on specific industries which compete with us and which may also represent acquisition targets. Another potential source of competition in the future is the group of companies attempting to build so-called "net communities," such as Chemdex or VerticalNet, which could expand their offerings to target our served markets. In addition, companies focused on asset management or post-sales services, such as Servigistics, could expand their offerings and enter our markets; these companies may also represent alliance partner candidates. Finally, given the current pace of technological change, it is possible that as yet unidentified well-capitalized competitors could emerge, that existing competitors could merge and/or obtain additional capital thereby making them more formidable, or that new technologies could come on-stream that could threaten our position.

ARI's primary competitive advantages are (i) our focus on our target markets and the industry knowledge and customer relationships we have developed in those target markets, (ii), our robust electronic parts catalog software products, and (iii) our relationships with over 85 dealer business management system providers. When combined with products and services that are designed for our targeted industries, we believe that our competitive advantages will enable us to compete effectively and sustainably in these markets.

Employees

As of October 15, 2004, we had 83 full-time equivalent employees. Of these, 14 are engaged in maintaining or developing software and providing software customization services, 19 are in sales and marketing, 16 are engaged in catalog creation and maintenance or database management, 28 are involved in customer implementation and support and 6 are involved in administration and finance. None of these employees is represented by a union.

Item 2. *Description of Properties*

ARI occupies approximately 17,000 square feet in an office building in Milwaukee, Wisconsin, under a lease expiring June 30, 2009. This facility houses our headquarters and computer server room. In Colorado Springs, Colorado, we occupy approximately 5,500 square feet of office space under a lease expiring January 31, 2006. In Williamsburg, Virginia we occupy approximately 5,100 square feet of office space under a lease that expires October 1, 2009.

Item 3. *Legal Proceedings*

We are not a party to any material legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers of the Registrant
The table below sets forth the names of ARI's executive officers as of October 15, 2004. The officers serve at the discretion of the Board.

Name	Age	Capacities in Which Service
Brian E. Dearing	49	Chairman of the Board, CEO and President
Timothy Sherlock	52	CFO, Secretary, Treasurer and Vice President of Finance
John C. Bray	47	Vice President of Business Development
Michael E. McGurk	56	Vice President of Technology Operations
Frederic G. Tillman	42	Vice President of Technology Development
Jeffrey E. Horn	42	Vice President of North American Sales

Brian E. Dearing. Mr. Dearing has been Chief Executive Officer and President and a director since 1995 and Chairman of the Board of Directors since 1997. Prior to joining ARI, Mr. Dearing held a series of electronic commerce executive positions at Sterling Software, Inc. in the U.S. and in Europe. Prior to joining Sterling in 1990, Mr. Dearing held a number of marketing management positions in the EDI business of General Electric Information Services from 1986. Mr. Dearing holds a Masters Degree in Industrial Administration from Krannert School of Management at Purdue University and a BA in Political Science from Union College.

Timothy Sherlock. Mr. Sherlock was appointed Chief Financial Officer, Secretary, Treasurer and Vice President of Finance in April 2001. Prior to joining ARI, Mr. Sherlock was CFO and vice president of finance and administration for Catalyst International, Inc., a warehouse management software specialist. Before joining Catalyst in 1999, he held a series of progressively more responsible finance positions at Rennaissance Learning, a leading educational software firm based in Wisconsin Rapids, Wis. culminating in his appointment as vice president, secretary and CFO. His early career included a variety of financial management positions at Cray Research, Inc., Eagan, Minn., from 1983 to 1995. Mr. Sherlock, a Certified Public Accountant, received a BA in business administration from the College of St. Thomas, St. Paul, Minn.

John C. Bray. Mr. Bray was appointed Vice President of Sales in September 1996 then became Vice President of New Market Development in March 2002 and Vice President of Business Development in June 2003. Prior to joining ARI, Mr. Bray was Manager of Global Internet Sales and Consulting at GE Information Services in Rockville, Maryland. Before joining GE, Mr. Bray had a six year sales career at AT&T, culminating in his appointment as Regional Vice President of Sales for AT&T's EasyLink Services, marketing electronic commerce services. He holds a BA in marketing from the University of Iowa.

Michael E. McGurk. Mr. McGurk was appointed Vice President of Technology in January 1997 and became Vice President of Technology Operations in August 1999. Prior to joining ARI, Mr. McGurk developed and operated a large format printing services business for customers involved in business process re-engineering projects. Before opening the printing service, Mr. McGurk had a twelve year career in information technology management at various divisions of General Electric, including GE Medical Systems, GE Corporate and GE Aircraft Engines. Mr. McGurk's early career included sales and technology positions at Cullinet and CinCom Systems. Mr. McGurk holds an MBA and BS from Miami University in Ohio.

Frederic G. Tillman. Mr. Tillman was appointed Vice President of Technology Development in August 1999. He joined ARI in September 1998 as part of the acquisition of Powercom where he had been Vice President of Software Development. Prior to joining Powercom in May 1998, Mr. Tillman was Director of New Product Development for ADAC Healthcare Information Systems in Houston, Texas, a producer of information systems for hospital laboratories and radiology departments. Before joining ADAC in 1990, Mr. Tillman spent six years at General Dynamics as a software engineer. Mr. Tillman holds an MBA from Texas Christian University and a BS in Computer Science from Oklahoma State University.

Jeffrey E. Horn. Mr. Horn joined ARI in December 2000 as Director of U.S. Sales. In September 2002, Mr. Horn was appointed Vice President of North American Sales. Before joining ARI, Mr. Horn held sales executive positions for a number of technology-based companies with the responsibility of establishing, maintaining and expanding customer relationships in the technology marketplace. Prior to joining ARI, Mr. Horn was Director of Sales, North America for CyberShift, Inc., Parsippany, New Jersey, a division of Amano-Blick International. Before joining CyberShift in 1995, Mr. Horn was National Accounts District Manager for Automatic Data Processing, Milwaukee, Wisconsin, and District Sales Manager for Kronos Incorported, Houston, Texas. Mr. Horn holds a BA in business administration from the University of North Texas.

PART II

Item 5. *Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities*

ARI's common stock is currently quoted on the NASDAQ Over the Counter Bulletin Board ("OTCBB") under the symbol ARIS. The following table sets forth the high and low sales price for the periods indicated. OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

Fiscal Quarter Ended	High	Low
October 31, 2002	$0.350	$0.210
January 31, 2003	$0.380	$0.210
April 30, 2003	$0.480	$0.150
July 31, 2003	$0.620	$0.330
October 31, 2003	$1.050	$0.370
January 31, 2004	$1.870	$1.020
April 30, 2004	$1.850	$1.010
July 31, 2004	$1.600	$0.850

As of October 22, 2004, there were approximately 204 holders of record of the Company's common stock. The Company has not paid cash dividends to date and has no present intention to pay cash dividends.

During the quarter ended July 31, 2004, the Company did not sell any equity securities which were not registered under the Securities Act or repurchase any of its equity securities.

Item 6. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following table sets forth certain financial information with respect to the Company as of and for each of the five years in the period ended July 31, 2004, which was derived from audited Financial Statements and Notes thereto of ARI Network Services, Inc. Audited Financial Statements and Notes as of July 31, 2004 and 2003 and for each of the years in the period ended July 31, 2004 and 2003, and the reports, thereon, of Wipfli LLP are included elsewhere in this Report. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere herein.

Statement of Operations Data: (In thousands, except per share data)					
	Year Ended July 31				
	2004	2003	2002	2001	2000
Subscriptions, support and other services revenues	$ 9,291	$ 8,217	$ 8,915	$ 9,985	$ 9,743
Software license and renewal revenues	2,378	2,332	2,721	3,266	1,289
Professional services revenues	1,770	2,068	2,227	2,526	2,272
Total revenues	13,439	12,617	13,863	15,777	13,304
Operating expenses:					
Cost of subscriptions, support and other services sold	514	603	387	1,740	1,415
Cost of software licenses and renewals sold (1)	1,564	1,768	1,523	3,137	3,614
Cost of professional services sold	760	819	738	1,359	1,965
Depreciation and amortization (exclusive of amortization of software products included in cost of sales)	156	212	223	1,517	1,778
Customer operations and support	1,104	1,190	1,220	1,597	2,048
Selling, general and administrative	7,004	7,273	6,835	8,790	8,214
Software development and technical support	1,510	1,634	2,056	3,317	2,779
Restructuring and other charges	-	-	-	7,766	-
Operating expenses before amounts capitalized	12,612	13,499	12,982	29,223	21,813
Less capitalized portion	(459)	(541)	(717)	(1,972)	(1,729)
Net operating expenses	12,153	12,958	12,265	27,251	20,084
Operating income (loss)	1,286	(341)	1,598	(11,474)	(6,780)
Other income (expense)	(169)	(1,007)	(1,410)	(1,551)	(822)
Income before provision for income taxes	1,117	(1,348)	188	(13,025)	(7,602)
Income tax expense	(62)	-	-	-	-
Net income (loss)	$ 1,055	$ (1,348)	$ 188	$ (13,025)	$ (7,602)
Average common shares outstanding:					
Basic	5,840	6,499	6,238	6,175	6,002
Diluted	6,143	6,499	6,238	6,175	6,002
Net income (loss) per share:					
Basic	$ 0.18	$ (0.21)	$ 0.03	$ (2.11)	$ (1.27)
Diluted	$ 0.17	$ (0.21)	$ 0.03	$ (2.11)	$ (1.27)
Selected Balance Sheet Data: (In thousands)					
Working capital (deficit)	$ (4,062)	$ (4,813)	$ (8,713)	$ (9,696)	$ (4,680)
Capitalized software development (net)	970	1,881	3,066	3,961	11,901
Total assets	6,191	5,650	6,374	7,060	18,488
Current portion of long-term debt and capital lease obligations	1,010	420	3,691	3,608	933
Total long-term debt and capital lease obligations	3,309	3,785	26	251	2,695
Total shareholders' equity (deficit)	(6,551)	(6,830)	(5,606)	(5,850)	7,159

(1) Includes amortization of software products of $1,512, $1,726, $1,612, $3,178 and $3,224.

Summary

The Company produced net income of $1,055,000 for the fiscal year ended July 31, 2004 compared to a net loss of $1,348,000 for the fiscal year ended July 31, 2003. The increase in earnings was primarily due to increased revenues and a reduction in legal and consulting fees related to the debt restructuring, which was completed in April 2003. Total revenue increased 7% during fiscal 2004 compared to fiscal 2003, while recurring revenues in the Equipment Industry grew 14%. The increase in revenue was primarily due to increased catalog subscriptions in the United States. Management expects the Company to continue to generate a profit and enough cash to fund operations, make selected investments and pay down debt in fiscal 2005, although this cannot be assured.

Critical Accounting Policies and Estimates

General

The Company's discussion and analysis of its financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer contracts, bad debts, intangible assets, financing instruments, restructuring and other accrued revenues and expense, and realizability of deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

Revenue for use of the network and for information services is recognized in the period such services are utilized. Revenue from annual or periodic maintenance fees, license and license renewal fees and catalog subscription fees is recognized ratably over the period the service is provided. Arrangements that include acceptance terms beyond the Company's standard terms are not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected. Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When professional services are not considered essential, the revenue allocable to the professional services is recognized as the services are performed. When professional services are considered essential, revenue under the arrangement is recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made. Revenue on arrangements with customers who are not the ultimate users (resellers) is deferred if there is any contingency on the ability and intent of the reseller to sell such software to a third party.

Bad Debts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company currently reserves for most amounts due over 90 days, unless there is reasonable assurance of collectability. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about accrued expenses, including royalties and other contingent expenses that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Debt Instruments

The Company valued debt discounts for Common Stock Warrants and Options granted in consideration for Notes Payable using the Black-Scholes valuation method. Non-cash interest expense is recorded for the amortization of the debt discount over the term of the debt.

Impairment of Long-Lived Assets

Equipment and leasehold improvements and capitalized software product costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Deferred Tax Assets

The tax effect of the temporary differences between the book and tax bases of our assets and liabilities and the estimated tax benefit from tax net operating losses are reported as deferred tax assets and liabilities in the balance sheet. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed. Because the ultimate realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as valuation allowances is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in our tax provision in the statement of operations.

Stock-Based Compensation

The Company accounts for its employee stock option plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion No. 25, no stock-based compensation is reflected in net income (loss), as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant and the related number of shares granted is fixed at that point in time.

Revenues

Management reviews the Company's recurring versus non-recurring revenue in the aggregate and within the North American Equipment, non-North American Equipment and non-Equipment industries and by product category within the Equipment Industry. The Equipment Industry has been a growing percentage of our revenue over the past five years, representing approximately 95% of the Company's total revenue in fiscal 2004. The Company's strategic focus is electronic catalog and related products in the Equipment Industry, which represented approximately 91% of the Company's total revenue in fiscal 2004.

The following tables set forth, for the periods indicated, certain revenue information derived from the Company's financial statements:

Revenue by Industry Sector (In thousands)			
	Year Ended July 31		
Industry Sector:	**2004**	**2003**	**Percent Change**
Equipment Industry			
North American			
Recurring	$ 9,727	$ 8,413	16%
Non-recurring	1,645	1,694	(3%)
Subtotal	11,372	10,107	13%
Non-North American			
Recurring	1,163	1,162	0%
Non-recurring	194	241	(19%)
Subtotal	1,357	1,403	(3%)
Total Equipment Industry			
Recurring	10,890	9,575	14%
Non-recurring	1,839	1,935	(5%)
Subtotal	12,729	11,510	11%
Non-equipment Industry			
Recurring	710	1,051	(32%)
Non-recurring	-	56	(100%)
Subtotal	710	1,107	(36%)
Total Revenue			
Recurring	11,600	10,626	9%
Non-recurring	1,839	1,991	(8%)
Grand Total	$ 13,439	$ 12,617	7%

Revenue by Product in the Equipment Industry (In thousands)			
	Year Ended July 31		
Product:	**2004**	**2003**	**Percent Change**
Equipment Industry			
Catalog and related			
Recurring	$ 10,436	$ 9,143	14%
Non-recurring	1,801	1,860	(3%)
Subtotal	12,237	11,003	11%
Communications			
Recurring	454	432	5%
Non-recurring	38	75	(49%)
Subtotal	492	507	(3%)
Total Equipment Industry	$ 12,729	$ 11,510	11%

Recurring revenues are derived from catalog subscription fees, software maintenance and support fees, software license renewals, network traffic and support fees and other miscellaneous subscription fees. Total recurring revenues increased in fiscal 2004 compared to the prior year, primarily due to increases in the base of customer catalog customers and the volume of catalogs in the equipment industry. Total recurring revenue, as a percentage of total revenue, increased from 84% in fiscal 2003 to 86% in fiscal 2004 primarily due to increases in the customer base in the Equipment Industry and to an overall decline in non-recurring revenues. Management believes a ratio of approximately three quarters recurring revenue to one quarter non-recurring revenue is desirable in order to establish an appropriate level of base revenue while continuing to add new sales to drive future increases in recurring revenue. This revenue mix may fluctuate from quarter to quarter or year to year.

Non-recurring revenues are derived from initial software licenses and professional service fees. Total non-recurring revenues decreased in fiscal 2004, compared to the prior year, primarily due to decreased new manufacturer license and customization revenues in the Equipment Industry. Management believes that, because of the condition of the manufacturing sector of the economy, non-recurring revenues will remain at relatively the same level during fiscal 2005.

Equipment Industry

The Equipment Industry comprises several vertical markets including outdoor power, power sports, motorcycles, recreation vehicles, marine, construction, floor maintenance, agricultural equipment, auto and truck parts aftermarket and others. Management's strategy is to expand the Company's electronic parts catalog software and services business with manufacturers and distributors and their dealers in the existing vertical markets, add additional products and services in these markets and expand to other similar markets in the future.

North American

Recurring revenues in the North American Equipment Industry increased in fiscal 2004, compared to the prior year, primarily due to an increase in the base of catalog customers and an increase in the volume of catalogs purchased by dealers. Non-recurring revenues in the North American Equipment Industry decreased in fiscal 2004, compared to the prior year, primarily due to a decrease in revenues from new manufacturer software licenses and customization because of the continued slump in the manufacturing sector of the economy.

Non-North American

Recurring revenues in the non-North American Equipment Industry remained relatively the same in fiscal 2004, compared to the prior year. Non-recurring revenues in the non-North American Equipment Industry decreased in fiscal 2004, compared to the prior year, primarily due to lower new software licenses and customizations because of the decline in the manufacturing sector of the economy.

Catalog and Related Products

Revenues from the Company's catalog and related products in the Equipment Industry increased in fiscal 2004, compared to the prior year, primarily due to an increase in the Company's base of electronic catalog customers and an increase in the volume of catalogs purchased by dealers. Management expects recurring catalog and related revenues to increase in both the North American and non-North American Equipment Industry in fiscal 2005 and beyond, as the Company continues to focus attention and resources on its catalog products.

Communications Products

Revenues from the Company's communications products decreased slightly in fiscal 2004, compared to the prior year, due to less revenue from customizations. The Company has focused its new sales efforts primarily on its catalog products, although we continue to support our current communications customers. Management expects revenues from communications products to continue at approximately the same level as fiscal 2004 and to be a declining percentage of total revenue in fiscal 2005, as catalog revenues increase.

Non-Equipment Industry Business

The Company's business outside of the Equipment Industry includes (i) electronic communications services to the agricultural inputs industry and (ii) sales of database management services to the agricultural inputs industry. Total revenues in this business have decreased from the prior year in fiscal 2004. Management expects revenues in the non-equipment industry to continue to decline in fiscal 2005.

Cost of Products and Services Sold

The following table sets forth, for the periods indicated, certain revenue and cost of products and services sold information derived from the Company's financial statements.

Cost of Products and Services Sold as a Percent of Revenue by Revenue Type (In thousands)			
	Year Ended July 31		
Product:	**2004**	**2003**	**Percent Change**
Subscriptions, support and other services fees			
Revenue	$ 9,291	$ 8,217	13%
Cost of revenue	514	603	(15%)
Cost of revenue as a percent of revenue	6%	7%	
Software licenses and renewals			
Revenue	2,378	2,332	2%
Cost of revenue	1,564	1,768	(12%)
Cost of revenue as a percent of revenue	66%	76%	
Professional services			
Revenue	1,770	2,068	(14%)
Cost of revenue	760	819	(7%)
Cost of revenue as a percent of revenue	43%	40%	
Total			
Revenue	$ 13,439	$ 12,617	7%
Cost of revenue	2,838	3,190	(11%)
Cost of revenue as a percent of revenue	21%	25%	

Cost of subscriptions, support and other services consists primarily of telecommunication costs and catalog replication and distribution costs. Cost of subscriptions, support and other services fees as a percentage of revenue were slightly lower in fiscal 2004, compared to the prior year, primarily due to lower telecommunications and shipping costs. Management expects gross margins, as a percent of revenue from subscriptions, support and other services fees, to vary slightly from quarter to quarter due to the timing of data shipments.

Cost of software licenses and renewals consists primarily of amortization of software products, royalties and software distribution costs. Cost of software license and renewals as a percentage of revenue decreased in fiscal 2004, compared to the prior year, primarily due to lower software amortization costs as the software purchased in the NDI acquisition became fully amortized in May, 2004. Management expects gross margins from software licenses and renewals to increase in fiscal 2005, now that the software products acquired from NDI are fully amortized.

Cost of professional services consists of customization and catalog production labor.

Cost of professional services as a percentage of revenue increased in fiscal 2004, compared to the prior year, as the Company provided catalog production labor at no charge to the manufacturer for catalogs requested by the dealers in exchange for subscription fees from the dealers. Management expects cost of professional services as a percentage of revenue to fluctuate from quarter to quarter depending on the number of catalogs provided at no charge to the manufacturer.

Operating Expenses

The following table sets forth, for the periods indicated, certain operating expense information derived from the Company's financial statements:

Operating Expenses (In thousands)			
	Year Ended July 31		
	2004	2003	Percent Change
Cost of products and services sold	$ 2,838	$ 3,190	(11%)
Customer operations and support	1,104	1,190	(7%)
Selling, general and administrative	7,004	7,273	(4%)
Software development and technical support	1,510	1,634	(8%)
Depreciation and amortization (exclusive of amortization of software products included in cost of products and services sold)	156	212	(26%)
Less capitalized portion	(459)	(541)	15%
Net operating expenses	$ 12,153	$ 12,958	(6%)

Net operating expenses decreased in fiscal 2004, compared to the prior year, primarily due to lower legal and consulting fees associated with the debt restructuring that was completed in April 2003.

Customer operations and support consists primarily of server room operations, software maintenance agreements for the Company's core network and customer support costs. Customer operations and support costs decreased in fiscal 2004, compared to the prior year, primarily due to the cost reductions associated with the Company's server room operations. Management expects these costs to remain more or less at the same level in fiscal 2005.

Selling, general and administrative expenses ("SG&A") decreased in fiscal 2004 as the debt restructuring was completed. SG&A, as a percentage of revenue, was 52% in fiscal 2004 and 58% in fiscal 2003. Management expects SG&A to increase as a percentage of revenues in fiscal 2005 as the Company invests in sales and marketing initiatives.

The Company's technical staff (in-house and contracted) is allocated between software development and technical support and software customization services for customer applications. Therefore, management expects fluctuations between software customization services and development expenses from quarter to quarter, as the mix of development and customization activities will change based on customer requirements. During fiscal 2004, our technical resources were primarily focused on the next generation of the Company's catalog products and on-going catalog updates. During fiscal 2003, our technical resources were primarily focused on enhancements to our CD-ROM and Web-based catalog products and on-going catalog updates. We expect our technical resources to continue to focus on development of catalog software, software customization and catalog data updates in fiscal 2005, although the mix may fluctuate quarter to quarter based on customer requirements. We expect software development expenses to increase during fiscal 2005, as the Company invests in its catalog products.

Depreciation and amortization expenses decreased in fiscal 2004, compared to the prior year, primarily due to older computer equipment becoming fully amortized and lower replacement computer costs. Management expects depreciation and amortization expenses to increase slightly in fiscal 2005 as the Company invests in computer software and equipment.

Capitalized development costs represented 30% of total software development and support expense in fiscal 2004, compared to 33% in fiscal 2003. Capitalized expenses decreased in fiscal 2004, compared to the prior year, as a percentage of software development and technical support, because the Company's development resources were focused on early stage development, which had not reached technological feasibility in fiscal 2003 and early 2004, and on catalog data updates, which are expensed. Management expects capitalized development costs to increase as a percentage of total software development and support expense in fiscal 2005 as the Company focuses on its next generation of catalog products.

Other Items

Interest expense includes both cash and non-cash interest. Interest paid or accrued for payment decreased $60,000 in fiscal 2004, compared to the prior year, as the Company restructured its debt and paid off $750,000 of debt principal. Management expects interest expense to continue to decrease in fiscal 2005, now that the Company has favorably restructured its debt and continues to pay down its principal balances. See "Liquidity and Capital Resources".

The Company had net income of $1,055,000 in fiscal 2004, an increase of $2,403,000 over the prior year, primarily due to increased revenues, decreased legal, consulting and interest expense related to the debt restructuring and decreased software amortization expense. Management expects the Company to continue to be profitable in fiscal 2005, although there can be no assurance that this will occur. See "Liquidity and Capital Resources."

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, certain cash flow information derived from the Company's financial statements:

Earn (Burn) Rate (In thousands)			
	Year Ended July 31		
	2004	2003	Percent Change
Net cash provided by operating activities	$ 2,828	$ 2,713	4%
Net increase (decrease) in receivables, prepaid expenses and other current assets	100	(624)	116%
Net (increase) decrease in accounts payable, deferred revenue and accrued liabilities	(276)	(505)	45%
Net cash provided by operating activities before changes in working capital	2,652	1,584	67%
Net cash used in investing activities	(818)	(687)	(19%)
Earn (Burn) Rate	$ 1,834	$ 897	104%

Net cash provided by operating activities before changes in working capital increased in fiscal 2004, compared to the prior year, due to increased revenues and operating cost reductions.

Net cash used in investing activities increased in fiscal 2004, compared to the prior year, primarily due to the Company's acquisition of VertX in the first quarter of fiscal 2004.

The effect of net changes in working capital is dependent on the timing of payroll and other cash disbursements and may vary significantly from year to year. In fiscal 2004, the change in working capital was slightly positive, primarily due to increased deferred revenues.

At July 31, 2004, the Company had cash and cash equivalents of approximately $3,357,000 compared to approximately $2,120,000 at July 31, 2003.

The following table sets forth, for the periods indicated, certain information related to the Company's debt derived from the Company's audited financial statements.

Debt Schedule (In thousands)			
	July 31 2004	July 31 2003	Net Change
Note payable to WITECH:			
Current portion of note payable	$ 200	$ -	$ 200
Long term portion of note payable	450	-	450
Total note payable to WITECH	650	-	650
Notes payable to New Holders:			
Current portion of notes payable	800	400	400
Long term portion of notes payable	2,700	3,500	(800)
Total face value of notes payable to New Holders	3,500	3,900	(400)
Carrying value in excess of the face amount of the notes payable	182	302	(120)
Debt discount (common stock warrants and options)	(26)	(33)	7
Total carrying value of notes payable to New Holders	3,656	4,169	(513)
Receivable Financing	-	346	(346)
Total Debt and Receivable Financing	$ 4,306	$ 4,515	$ (209)

On April 24, 2003, the Company restructured its debt. In exchange for previously outstanding debt and securities, the Company issued to a group of investors (the "New Holders"), in aggregate, $500,000 in cash, new unsecured notes in the amount of $3.9 million (the "New Notes") and new warrants for 250,000 common shares, exercisable at $1.00 per share (the "New Warrants"). The interest rate on the New Notes is prime plus 2%. The New Notes are payable in $200,000 quarterly installments commencing March 31, 2004 through December 31, 2005 and $300,000 quarterly installments commencing March 31, 2006 until paid in full. The New Notes do not contain any financial covenants, but the Company is restricted from permitting certain liens on its assets. In addition, in the event of payment default that is not cured within ninety (90) days, Taglich Brothers, Inc., one of the New Holders, has the right to appoint one designee to the Company's Board of Directors. The New Warrants were estimated to have a value of $36,000, of which the unamortized amount reduces the carrying amount of the debt.

On August 8, 2003, the Company repurchased from WITECH Corporation 1,025,308 shares of Common Stock, a warrant to purchase 30,000 shares of Common Stock at $.24 per share, and 20,350 shares of Series A Preferred Stock with an approximate face value plus accrued and undeclared dividends of $3.5 million. The Company paid $200,000 in cash and issued a four-year note for $800,000, payable quarterly and bearing interest at prime plus 2%. The note does not contain any financial covenants.

On September 28, 1999, ARI and RFC Capital Corporation ("RFC") executed a Receivables Sales Agreement (the "Sale Agreement"). The Sale Agreement allowed RFC to purchase up to $3.0 million of ARI's accounts receivable. Under the Sale Agreement, RFC purchased 90% of eligible receivables. ARI was obligated to pay a monthly program fee equal to the greater of (a) $3,000 or (b) the amount of the purchased but uncollected receivables times the prime rate plus 2%. The Sale Agreement was terminated on November 28, 2003.

On July 9, 2004, the Company entered into a line of credit with Bank One, N.A. which permits the Company to borrow an amount equal to 80% of the book value of all eligible accounts minus $75,000, up to $500,000, and bears interest at prime rate. Eligible accounts include certain non-foreign accounts receivable which are less than 90 days from the invoice date. The line of credit terminates July 9, 2005, and is secured by substantially all of the Company's assets. The line of credit limits repurchases of common stock, the payment of dividends, liens on assets and new indebtedness, and requires the Company to meet minimum net worth and debt service coverage financial covenants.

Management believes that funds generated from operations will be adequate to fund the Company's operations, investments and debt payments for the foreseeable future, although additional financing may be necessary if the Company were to complete a material acquisition or to make a large investment in its business.

The following table sets forth, for the periods indicated, certain information reconciling earnings before interest, taxes, depreciation and amortization to the Company's audited financial statements:

Earnings before Interest, Taxes, Depreciation and Amortization

	Year ended July 31		
	2004	**2003**	**Percent Change**
Net income (loss)	$ 1,055	$ (1,348)	
Plus: Interest	191	1,036	
Income tax expense	62	-	
Amortization of software products	1,512	1,726	
Other depreciation and amortization	156	212	
Earnings before interest, taxes, depreciation and amortization	$ 2,976	$ 1,626	83%

Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased in fiscal 2004, compared to the prior year, due to the Company's increased revenues and decreased operating expenses. Management believes that EBITDA will remain at relatively the same level in fiscal 2005, as the Company invests in additional sales, marketing and development resources to increase revenue growth, although there can be no assurance that this will occur.

This Management's Discussion and Analysis of Financial Condition and Results of Operations discloses EBITDA (earnings before interest, taxes, depreciation and amortization) and cash from operations and investment before changes in working capital ("earn/burn rate"), each of which may be considered a non-GAAP financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. In order to fully assess the Company's financial results, management believes that EBITDA and earn/burn rate are appropriate measures of evaluating operating performance and liquidity. EBITDA is a commonly used measurement of financial performance. In addition, management believes EBITDA is helpful in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportionate impact on the Company's results of operations in any particular period. The Company believes that cash from operations and investment before changes in working capital items (earn/burn rate) is helpful in determining and measuring the amount of cash generated from the Company's business, separate and apart from changes caused by changes in working capital items, which, over several periods, tend to offset each other. However, these measures should be considered in addition to, and not as a substitute to operating income, cash flows or other measures of financial performance prepared in accordance with generally accepted accounting principles and may not necessarily be comparable to similarly titled measures of other companies.

Forward Looking Statements

Certain statements contained in this Form 10-KSB are forward looking statements including revenue growth, future cash flows and cash generation and sources of liquidity. Expressions such as "believes," "anticipates," "expects," and similar expressions are intended to identify such forward looking statements. Several important factors can cause actual results to materially differ from those stated or implied in the forward looking statements. Such factors include, but are not limited to the factors listed on exhibit 99.1 of the Company's annual report on Form 10-KSB for the year ended July 31, 2004, which is incorporated herein by reference.

Quarterly Financial Data

The following table sets forth the unaudited operations data for each of the eight quarterly periods ended July 31, 2004, prepared on a basis consistent with the audited financial statements, reflecting all normal recurring adjustments that are considered necessary. The quarterly information is as follows (in thousands, except per share data):

	1st		2nd		3rd		4th	
	2004	2003	2004	2003	2004	2003	2004	2003
Net revenues	$3,285	$3,055	$3,293	$3,093	$3,358	$3,254	$3,503	$3,215
Gross profit	2,477	2,291	2,557	2,339	2,484	2,405	3,083	2,392
Net income (loss)	72	(245)	175	(375)	188	(654)	628	(74)
Basic net income (loss) per common share	$ 0.01	$(0.04)	$ 0.03	$(0.06)	$ 0.03	$(0.10)	$ 0.11	$(0.01)
Diluted net income (loss) per common share	$ 0.01	$(0.04)	$ 0.03	$(0.06)	$ 0.03	$(0.10)	$ 0.10	$(0.01)

Item 7. *Financial Statements*

ARI's Financial Statements and related notes for the fiscal years ended July 31, 2004 and 2003 together with the report thereon of ARI's independent auditor, Wipfli LLP, are attached hereto as Exhibit A-1.

Item 8. *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 8A. *Controls and Procedures.*

ARI maintains a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed by it in the reports filed by it under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. ARI carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Based on that evaluation, ARI's Chief Executive Officer and its Chief Financial Officer concluded that ARI's disclosure controls and procedures are effective as of July 31, 2004.

There have been no changes in ARI's internal control over financial reporting identified in connection with the evaluation discussed above that occurred during the quarter and year ended July 31, 2004 that have materially affected, or are reasonably likely to materially affect, ARI's internal control over financial reporting.

Item 8B. *Other Information*

None.

PART III

Item 9. *Directors and Executive Officers of ARI*

Information regarding the directors of ARI, the Company's Code of Ethics and compliance with Section 16(a) of the Exchange Act is included in ARI's definitive 2004 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics." Information with respect to ARI's executive officers is shown at the end of Part I of this Form 10-KSB.

Item 10. *Executive Compensation*

Information regarding Executive Compensation, Employment Agreements, Compensation of Directors, Employee Stock Options and other compensation plans is included in ARI's definitive 2004 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Executive Compensation" and "Election of Directors".

Item 11. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

Information regarding beneficial ownership of ARI's common stock and common stock authorized for issuance under equity compensation plans is included in ARI's definitive 2004 Annual Meeting Proxy Statement and is incorporated herein by reference. See "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information".

Item 12. *Certain Relationships and Related Transactions*

Information related to Certain Relationships and Related Transactions is included in ARI's definitive 2004 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Certain Transactions".

Item 13. Exhibits:

Exhibit Number	Description
3.1	Articles of Incorporation of the Company, as amended, incorporated herein by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1999.
3.2	Articles of Amendment of the Company, incorporated herein by reference to Exhibit 3.2 of Form 8-K filed on August 18, 2003.
3.3	By-laws of the Company incorporated herein by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-l (Reg. No. 33-43148).
4.1	Form of Promissory Note of the Company (issued under Exchange Agreement listed as Exhibit 10.4), incorporated herein by reference to Exhibit 4.1 of the Company's Form 10-Q for the quarter ended April 30, 2003.
4.2	Promissory Note dated August 7, 2003 payable to WITECH Corporation, incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K filed on August 8, 2003.
4.3	The Company agrees to furnish to the Commission upon request copies of any agreements with respect to long term debt not exceeding 10% of the Company's consolidated assets.
10.1*	1991 Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended January 31, 1999.
10.2*	1993 Director Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended January 31, 1999.
10.3*	2000 Stock Option Plan, incorporated herein by reference to Exhibit (d)(1) of the Company's Schedule TO filed on October 22, 2003.
10.4	Exchange Agreement dated April 24, 2003 between ARI Network Services, Inc., ARI Network Services Partners, LP, Dolphin Offshore Partners, LP and SDS Merchant Fund, LP, including form of Common Stock Purchase Warrant (Exhibit B), incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended April 30, 2003.
10.5	Purchase Agreement dated July 8, 2003 between ARI Network Services, Inc. and WITECH Corporation, incorporated herein by reference to Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended July 31, 2003.
10.6	Rights Agreement dated as of August 7, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent, incorporated herein

	by reference to Exhibit 10.1 of Form 8-K filed on August 18, 2003.
10.7*	Form of Change of Control Agreement between the Company and each of Brian E. Dearing, John C. Bray, Michael E. McGurk, Frederic G. Tillman, Timothy Sherlock and Jeffrey E. Horn, incorporated herein by reference to Exhibit 10.25 of the Company's Form 10-K for the fiscal year ended July 31, 1999.
10.8*	Deferred Compensation Plan, incorporated herein by reference to Exhibit 10.26 of the Company's Form 10-K for the fiscal year ended July 31, 1999.
10.9	Deferred Bonus Plan, incorporated herein by reference to Exhibit 10.27 of the Company's Form 10-K for the fiscal year ended July 31, 1999.
10.10	Letter agreement dated June 25, 2003 between the Company and Ascent Partners, Inc. incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-QSB for the quarter ended January 31, 2004.
10.11*	Payment of Deferred Compensation agreement dated April 2, 2004, between the Company and Mr. Brian Dearing, incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-QSB for the quarter ended April 30, 2004.
10.12*	Payment of Deferred Compensation agreement dated April 2, 2004, between the Company and Mr. John Bray, incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-QSB for the quarter ended April 30, 2004.
10.13*	Payment of Deferred Compensation agreement dated April 2, 2004, between the Company and Mr. Michael McGurk, incorporated herein by reference to Exhibit 10.3 of the Company's Form 10-QSB for the quarter ended April 30, 2004.
10.14	Credit Agreement dated July 9, 2004, between the Company and Bank One, NA.
10.15	Continuing Security Agreement dated July 9, 2004, between the Company and Bank One, NA.
10.16	Line of Credit Note dated July 9, 2004 by the Company for $500,000.
16.1	Letter of Ernst & Young LLP, incorporated herein by reference to Exhibit 16 of the Company's Form 8-K filed on June 6, 2003.
23.1	Consent of Wipfli LLP.
24.1	Powers of Attorney appear on the signature page hereof.
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer.
32.2	Section 906 Certification of Chief Financial Officer.
99.1	Forward-Looking Statements Disclosure.

* Management Contract or Compensatory Plan.

Item 14. *Principal Accountant Fees and Services*

Information related to Principal Accountant Fees and Services is included in ARI's definitive 2004 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Auditor's Fees."

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of October 2004.

ARI NETWORK SERVICES, INC.

By: /s/ Brian E. Dearing
Brian E. Dearing,
Chairman, President & CEO

/s/ Timothy Sherlock
Timothy Sherlock,
Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian E. Dearing and Timothy Sherlock, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian E. Dearing Brian E. Dearing	Chairman, President, CEO & Director (Principal Executive Officer)	October 29, 2004
/s/Timothy Sherlock Timothy Sherlock	Chief Financial Officer, Secretary, Treasurer & VP of Finance (Principal Financial and Accounting Officer)	October 29, 2004
/s/ Gordon J. Bridge Gordon J. Bridge	Director	October 29, 2004
/s/ Ted C. Feierstein Ted C. Feierstein	Director	October 29, 2004
/s/ William C. Mortimore William C. Mortimore	Director	October 29, 2004
/s/ Richard W. Weening Richard W. Weening	Director	October 29, 2004

Report of Wipfli LLP,
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
ARI Network Services, Inc.

We have audited the accompanying balance sheets of ARI Network Services, Inc. (the Company) as of July 31, 2004 and 2003 and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP
Milwaukee, Wisconsin
September 17, 2004

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Financial Statements

ARI Network Services, Inc.
Years ended July 31, 2004 and 2003

ARI Network Services, Inc.
Balance Sheets
(Dollars in Thousands, Except Per Share Data)

	July 31	
	2004	**2003**
Assets		
Current assets:		
Cash	$ 3,357	$ 2,120
Trade receivables, less allowance for doubtful accounts of $44 in 2004 and $88 in 2003	1,121	1,088
Prepaid expenses and other	187	115
Total current assets	4,665	3,323
Equipment and leasehold improvements:		
Computer equipment	4,607	4,475
Leasehold improvements	73	73
Furniture and equipment	1,491	1,372
	6,171	5,920
Less accumulated depreciation and amortization	5,630	5,474
Net equipment and leasehold improvements	541	446
Other assets	15	-
Capitalized software product costs:		
Amounts capitalized for software product costs	10,203	9,602
Less accumulated amortization	9,233	7,721
Net capitalized software product costs	970	1,881
Total assets	$ 6,191	$ 5,650
Liabilities and shareholders' equity (deficit)		
Current liabilities:		
Current portion of notes payable (Note 3)	$ 1,000	$ 400
Receivable financing	-	346
Accounts payable	260	401
Deferred revenue	5,453	5,280
Accrued payroll and related liabilities	951	1,088
Accrued sales, use and income taxes	486	154
Other accrued liabilities	567	447
Current portion of capital lease obligations	10	20
Total current liabilities	8,727	8,136
Noncurrent liabilities:		
Notes payable (net of discount)	3,306	3,769
Other long-term liabilities	706	559
Capital lease obligations	3	16
Total noncurrent liabilities	4,015	4,344
Commitments and contingencies *(Notes 4 and 5)*		
Total liabilities	12,742	12,480

Liabilities and shareholders' equity (deficit) continued

	July 31	
	2004	**2003**
Shareholders' equity (deficit):		
Cumulative preferred stock, par value $.001 per share, 1,000,000 shares authorized; 0 and 20,350 shares issued and outstanding in 2004 and 2003, respectively	-	-
Junior preferred stock, par value $.001 per share, 100,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, par value $.001 per share, 25,000,000 shares authorized; 5,923,034 and 6,645,191 shares issued and outstanding in 2004 and 2003, respectively	5	6
Common stock warrants and options	36	141
Additional paid-in capital	93,625	94,295
Accumulated deficit	(100,217)	(101,272)
Total shareholders' deficit	(6,551)	(6,830)
Total liabilities and shareholders' deficit	$ 6,191	$ 5,650

See accompanying notes

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ARI Network Services, Inc.
Statements of Operations
(Dollars in Thousands, Except Per Share Data)

	Year ended July 31	
	2004	2003
Net revenues:		
Subscriptions, support and other services fees	$ 9,291	$ 8,217
Software licenses and renewals	2,378	2,332
Professional services	1,770	2,068
Total net revenues	13,439	12,617
Operating expenses:		
Cost of products and services sold:		
Subscriptions, support and other services fees	514	603
Software licenses and renewals	1,564	1,768
Professional services	760	819
Total cost of products and services sold	2,838	3,190
Depreciation and amortization (exclusive of amortization of software products included in cost of products and services sold)	156	212
Customer operations and support	1,104	1,190
Selling, general and administrative	7,004	7,273
Software development and technical support	1,510	1,634
Operating expenses before amounts capitalized	12,612	13,499
Less capitalized portion	(459)	(541)
Net operating expenses	12,153	12,958
Operating income (loss)	1,286	(341)
Other income (expense):		
Interest expense	(191)	(1,036)
Other, net	22	29
Total other expense	(169)	(1,007)
Income before provision for income taxes	1,117	(1,348)
Income tax expense	(62)	-
Net income (loss)	$ 1,055	$ (1,348)
Basic and diluted net income(loss) per common share:		
Basic	$ 0.18	$ (0.21)
Diluted	$ 0.17	$ (0.21)

See accompanying notes

ARI Network Services, Inc.
Statements of Shareholders' Equity (Deficit)
(Dollars in Thousands)

	Number of Shares Issued and Outstanding	
	Preferred Stock	Common Stock
Balance July 31, 2002	20,350	6,329,301
Issuance of common stock under stock purchase plan	–	20,585
Issuance of common stock as contribution to 401(k) plan	–	111,886
Issuance of common stock for professional services received	–	183,419
Retirement of common stock warrants and options in connection with notes payable	–	–
Issuance of common stock warrants in connection with notes payable	–	–
Net loss	–	–
Balance July 31, 2003	20,350	6,645,191
Issuance of common stock under stock purchase plan	–	39,797
Issuance of common stock as contribution to 401(k) plan	–	91,154
Issuance of common stock in payment of deferred compensation	–	81,550
Issuance of common stock from exercise of stock options	–	40,650
Retirement of preferred stock in connection with notes payable	(20,350)	–
Retirement of common stock in connection with notes payable	–	(1,025,308)
Retirement of common stock warrants and options in connection with notes payable	–	–
Issuance of common stock in connection with acquisition	–	50,000
Net income	–	–
Balance July 31, 2004	–	5,923,034

See accompanying notes

Par Value		Common Stock	Additional	Accumulated
Preferred Stock	Common Stock	Warrants & Options	Paid-in Capital	Deficit
$ –	$ 6	$ 2,459	$ 91,853	$ (99,924)
–	–	–	5	–
–	–	–	39	–
–	–	–	44	–
–	–	(2,354)	2,354	–
–	–	36	–	–
–	–	–	–	(1,348)
–	6	141	94,295	(101,272)
–	–	–	8	–
–	–	–	37	–
–	–	–	130	–
–	–	–	12	–
–	–	–	–	–
–	(1)	–	(999)	–
–	–	(105)	105	–
–	–	–	37	–
–	–	–	–	1,055
$ –	$ 5	$ 36	$ 93,625	$ (100,217)

ARI Network Services, Inc
Statements of Cash Flows
(In Thousands)

	Year ended July 31 2004	Year ended July 31 2003
Operating activities		
Net income (loss)	$ 1,055	$ (1,348)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization of software products	1,512	1,726
Amortization of deferred financing costs, debt discount and excess carrying value over face amount of notes payable	(108)	682
Depreciation and other amortization	156	212
Interest expense converted to subordinated debt	-	229
Stock issued as consideration to vendor	-	44
Stock issued as contribution to 401(k) plan	37	39
Net change in receivables, prepaid expenses and other current assets	(100)	624
Net change in accounts payable, deferred revenue, accrued liabilities and long term liabilities	276	505
Net cash provided by operating activities	2,828	2,713
Investing activities		
Purchase of equipment and leasehold improvements	(251)	(146)
Purchase of assets related to acquisitions	(108)	-
Software product costs capitalized	(459)	(541)
Net cash used in investing activities	(818)	(687)
Financing activities		
Borrowings under notes payable	-	16
Payments under notes payable	(550)	(665)
Purchase of equity instruments	(200)	-
Payments of capital lease obligations	(23)	(141)
Debt issuance costs incurred	(20)	-
Proceeds from issuance of common stock	20	5
Net cash used in financing activities	(773)	(785)
Net increase in cash	1,237	1,241
Cash at beginning of period	2,120	879
Cash at end of period	$ 3,357	$ 2,120
Cash paid for interest	$ 348	$ 82
Cash paid for income taxes	$ 19	$ -
Noncash investing and financing activities		
Capital lease obligations incurred for computer equipment	$ -	$ 15
Issuance of common stock in connection with deferred executive compensation	130	-
Issuance of common stock in connection with acquisition	37	-
Issuance of common stock warrants in connection with restructuring of debt	-	36
Conversion of accrued interest to subordinated debt	-	493
Redemption of equity for debt	800	-

See accompanying notes

ARI Network Services, Inc.
Notes to Financial Statements

1. Description of Business and Significant Accounting Policies

Description of Business

ARI Network Services, Inc. (the Company) operates in one business segment and provides technology-enabled business solutions that connect manufacturers in selected industries with their service and distribution networks. Segmented operating information is not provided to the chief operating decision maker of the Company. The Company focuses on the U.S., Canadian, European and Australian manufactured equipment industry. The Company provides electronic catalog, template-based website and transaction services, enabling partners in a service and distribution network to electronically look up parts, service bulletins and other technical reference information, and to exchange electronic business documents such as purchase orders, invoices, warranty claims and status inquiries. The Company's customers are located primarily in the United States, Europe, Canada and Australia. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the U.S. dollar are included in the results of operations as incurred. Transaction gains and losses were insignificant in each of the periods reported.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalent deposits in various financial institutions. The amounts held by the institutions will on regular occasions exceed federally insured amounts. The Company believes the credit risk associated with deposits in excess of insured amounts to be minimal based on the credit ratings of the institutions.

Trade Receivables and Credit Policy

Trade receivables are uncollateralized customer obligations due on normal trade terms requiring payment within 30 days from the invoice date. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade receivables is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 45 - 65 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. The allowance for potential credit losses is reflected as an offset to trade receivables in the accompanying balance sheets.

Revenue Recognition

Revenue for use of the network and for information services is recognized on a straight-line basis in the period such services are utilized.

Revenue from annual or periodic maintenance fees is recognized ratably over the period the maintenance is provided. Revenue from catalog subscriptions is recognized on a straight-line basis over the subscription term.

Revenue from software licenses in multiple element arrangements is recognized ratably over the contractual term of the arrangement. The Company considers all arrangements with payment terms extending beyond 12 months and other arrangements with payment terms longer than normal not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. Arrangements that include acceptance terms beyond the Company's standard terms are not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Types of services that are considered essential include customizing complex features and functionality in the products' base software code or developing complex interfaces within a customer's environment. When professional services are not considered essential, the revenue allocable to the professional services is recognized as the services are performed. When professional services are considered essential, revenue under the arrangement is recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made in the period the amount is determined. Revenue on arrangements with customers who are not the ultimate users (resellers) is deferred if there is any uncertainty on the ability and intent of the reseller to sell such software independent of their payment to the Company.

Amounts invoiced to customers prior to recognition as revenue as discussed above are reflected in the accompanying balance sheets as deferred revenue.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company considers capitalization and amortization of software product costs, and accruals for anticipated losses on projects, sales tax liabilities, and various contract arrangements, and deferred tax valuation allowances to be significant estimates that are subject to change in the near term.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation and amortization have been provided over the estimated useful lives of the assets as follows:

	Years
Computer equipment	3-5
Leasehold improvements	7
Furniture and equipment	3-5

Capitalized Software Product Costs

Certain software development costs are capitalized when incurred. Capitalization of these costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of software costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

The annual amortization of software products is the greater of the amount computed using: (a) the ratio that current gross revenues for the network or a software product bear to the total of current and anticipated future gross revenues for the network or a software product, or (b) the straight-line method over the estimated economic life of the product which has historically been established as three to five years. Amortization starts when the product is available for general release to customers.

All other software development and support expenditures are charged to expense in the period incurred.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", equipment and leasehold improvements and capitalized software product costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Such analyses necessarily involve judgment. The Company evaluated the ongoing value of its long-lived assets as of July 31, 2004 and 2003. No impairment charges were deemed necessary during fiscal 2004 or 2003.

Deferred Financing Costs

Costs incurred to obtain long-term financing are included in other assets and are amortized over the term of the related debt.

Capitalized Interest Costs

In 2004 and 2003, interest costs of $8,000 and $31,000, respectively, were capitalized and included in the capitalized software product costs.

Shipping and Handling

Revenue received from shipping and handling fees is reflected in net revenue. Costs incurred for shipping and handling are reported in cost of products and services sold.

Income Taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by an estimate of the amount of any tax benefits that are not expected to be realized based on available evidence.

Stock-Based Compensation

The Company accounts for its employee stock option plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion No. 25, no stock-based compensation is reflected in net income (loss), as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant and the related number of shares granted is fixed at that point in time.

Had the Company accounted for its stock option plans based upon the fair value at the grant date for options granted under the plan based on the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been affected as follows (for purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period):

		(Dollars in thousands, except per share data) Year ended July 31	
		2004	**2003**
Net income (loss), as reported		$ 1,055	$ (1,348)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(199)	(81)
Pro forma net income (loss)		$ 856	$ (1,429)
Net income (loss) per share:			
As reported:	Basic	$ 0.18	$ (0.21)
	Diluted	$ 0.17	$ (0.21)
Pro forma:	Basic	$ 0.15	$ (0.22)
	Diluted	$ 0.14	$ (0.22)

The weighted-average fair value of the options granted in 2004 and 2003 was $1.48 and $0.26, respectively.

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123 and SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, dividend yield of 0%; expected common stock market price volatility factors ranging from 1.2 to 1.3 and an expected life of the options of ten years.

Comprehensive Income (Loss)

Net income (loss) for 2004 and 2003 is the same as comprehensive income (loss) defined pursuant to SFAS No. 130, "Reporting Comprehensive Income."

Net Income (Loss) Per Common Share

The numerator for the calculation of basic and diluted earnings per share is net income (loss) in each year. The following table sets forth the computation of basic and diluted weighted-average shares used in the per share calculations:

	(shares in thousands) 2004	2003
Denominator for basic net income (loss) per share-weighted-average shares outstanding	5,840	6,499
Effect of dilutive options	303	-
Denominator for diluted net income (loss) per share	6,143	6,499
Options that could potentially dilute net income (loss) per share in the future that are not included in the computation of diluted net income (loss) per share, as their impact is anti-dilutive	-	37

During 2003, options and warrants were antidilutive due to the net loss incurred in that year.

Accounting Pronouncements

In December 2003, the FASB issued Financial Interpretation No. ("FIN") 46 (revised 2003), "Consolidation of Variable Interest Entities." FIN 46 requires companies with variable interests in variable interest entities to evaluate whether they must consolidate these entities subject to the provisions included in FIN 46 (revised 2003). The consolidation requirements apply to the first fiscal year or interim period beginning after December 15, 2004. The Company has no variable interest in entities that would be impacted by this pronouncement.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company currently has no instruments that meet the criteria of this statement.

2. Intangible Assets

The estimated aggregate amortization expense for each of the five succeeding fiscal years related to intangible assets (capitalized software product costs) subject to amortization expense consist of the following at July 31, 2004 (in thousands):

Year Ending July 31	
2005	$ 466
2006	273
2007	130
2008	59
2009	34
TOTAL	$ 962

3. Notes Payable

Notes payable consist of the following at July 31 (in thousands):

	2004	2003
Notes Payable	$ 4,150	$ 3,900
Less debt discount	(26)	(33)
Plus carrying value in excess of the face amount of the notes payable	182	302
	4,306	4,169
Less current maturities	1,000	400
	$ 3,306	$ 3,769

On April 24, 2003, the Company restructured its debt. In exchange for previously outstanding securities, the Company issued to a group of investors (the "New Holders"), in aggregate, $500,000 in cash, new unsecured notes in the amount of $3.9 million (the "New Notes") and new warrants for 250,000 common shares, exercisable at $1.00 per share (the "New Warrants"). The interest rate on the New Notes is prime plus 2%. The New Notes are payable in $200,000 quarterly installments commencing March 31, 2004 through December 31, 2005 and $300,000 quarterly installments commencing March 31, 2006 until paid in full.

The New Notes do not contain any financial covenants, but the Company is restricted from permitting certain liens on its assets. In addition, in the event of payment default that is not cured within ninety (90) days, Taglich Brothers, Inc., one of the New Holders, has the right to appoint one designee to the Company's Board of Directors. The New Warrants were estimated to have a value of $36,000, of which the unamortized amount reduces the carrying amount of the debt.

In accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," the exchange of the previously outstanding securities for $500,000 in cash, the New Notes and the New Warrants was accounted for as a troubled debt restructuring and no gain was recorded. Instead, the liability in excess of the future cash flows to the New Holders, which was originally valued at approximately $322,000, remains on the balance sheet as a long term debt and is being amortized as a reduction of interest expense over the life of the New Notes.

On August 7, 2003, the Company purchased from WITECH Corporation 1,025,308 shares of the Company's common stock, 30,000 common stock warrants and 20,350 shares of series A Preferred Stock for $200,000 at closing and an $800,000 promissory note which is payable in $50,000 quarterly installments through September 30, 2007, at the prime interest rate plus 2%.

Principal payments due on notes payable are as follows:

Year Ending July 31	
2005	$1,000,000
2006	1,200,000
2007	1,400,000
2008	550,000
TOTAL	$4,150,000

On September 28, 1999, the Company commenced funding under a Receivable Sale Agreement (the RFC Agreement) with RFC Capital Corporation (RFC) pursuant to which RFC had agreed to loan amounts to the Company based on a security interest in certain receivables generated by the Company in the ordinary course of the Company's business. The RFC Agreement allowed for RFC to loan up to $3,000,000 of the Company's eligible receivables. Under the Agreement, RFC loaned 90% of the eligible receivables from the Company from time to time upon presentation thereof for a value equal to approximately the net value of such receivables. Net value was designed to yield RFC an effective rate of 11.5% plus allow RFC to retain a holdback of 5% of the face amount of the receivables, net of collections, against future collection risk. To comply with SFAS No. 140, the Company recognized these transactions as secured borrowings. The RFC Agreement was terminated on November 28, 2003.

At July 31, 2004 and 2003, secured borrowings of $0 and $346,000, respectively, were included in receivable financing. For the years ended July 31, 2004 and 2003, the Company incurred $17,000 and $68,000, respectively, of financing expense relating to this agreement.

4. Capital and Operating Leases

The Company leases office space and certain office equipment under operating lease arrangements expiring through 2009. The Company is generally liable for its share of increases in the landlord's direct operating expenses and real estate taxes related to the office space leases. Total rental expense for the operating leases was $661,000 in 2004 and $655,000 in 2003.

Rent expense for the Company's corporate office is recognized on a straight-line basis over the lease term, which differs from the pattern of payments required by the lease. Other long-term liabilities at July 31, 2004 and 2003 include $71,000 and $98,000, respectively, of deferred rent.

The Company has certain capital lease agreements in place related to computer and office equipment.

Minimum lease payments under remaining capital and operating leases are as follows (in thousands):

Fiscal year ending	Capital Leases	Operating Leases
2005	$ 11	$ 568
2006	3	445
2007	-	305
2008	-	292
2009	-	291
Thereafter	-	-
Total minimum lease payments	14	$ 1,901
Amounts representing interest	1	
Present value of minimum capital lease payments	13	
Less amounts payable in one year	10	
Long-term portion	$ 3	

5. Line of Credit

On July 9, 2004, the Company obtained a line of credit with Bank One in an amount not to exceed $500,000 with interest payable on the outstanding balance at the prevailing prime interest rate. The credit arrangement is secured by substantially all assets of the Company. Advances under the line of credit are limited to a borrowing base, determined by 80% of eligible accounts receivable which are less than 90 days from the invoice date, less $75,000. The line of credit agreement contains certain financial and non-financial covenants with which the Company is required to comply. There were no outstanding borrowings on this credit facility as of July 31, 2004. The line of credit expires July 9, 2005.

6. Shareholders' Equity

Preferred Stock

At July 31, 2003, the Company had 20,350 shares of Series A Preferred Stock outstanding. The shares were entitled to cumulative annual dividends equal to the product of $100 and prime plus 2% payable quarterly, as and when declared by the Board of Directors. Accumulated dividends in arrears at July 31, 2003, were $1,457,000.

On August 7, 2003, the Company purchased from WITECH Corporation 1,025,308 shares of the Company's common stock, 30,000 common stock warrants and 20,350 shares of series A Preferred Stock for $200,000 at closing and an $800,000 Promissory Note which is payable quarterly over four years at the Prime Interest Rate plus 2%.

On August 7, 2003, the Company adopted a Shareholder Rights Plan designed to protect the interests of common shareholders from an inadequate or unfair takeover, but not affect a takeover proposal which the Board of Directors believes is fair to all shareholders. Under the Shareholder Rights Plan adopted by the Board of Directors, all shareholders of record on August 18, 2003 received one Preferred Share Purchase Right for each share of common stock they owned. These Rights trade in tandem with the common stock until and unless they are triggered. Should a person or group acquire more than 10% of ARI's common stock (or if an existing holder of 10% or more of the common stock were to increase its position by more than 1%), the Rights would become exercisable for every shareholder except the acquirer that triggered the exercise. The Rights, if triggered, would give the rest of the shareholders the ability to purchase additional stock of ARI at a substantial discount. The rights will expire on August 18, 2013, and can be redeemed by the Company for $0.01 per Right at any time prior to a person or group becoming a 10% shareholder.

7. Stock Plans

Employee Stock Purchase Plans

The Company's 1992 Employee Stock Purchase Plan had 62,500 shares of common stock reserved for issuance, and all 62,500 shares have been issued.

The Company's 2000 Employee Stock Purchase Plan has 175,000 shares of common stock reserved for issuance, and 99,443 of the shares have been issued as of July 31, 2004. All employees of the Company, other than executive officers, with six months of service are eligible to participate. Shares may be purchased at the end of a specified period at the lower of 85% of the market value at the beginning or end of the specified period through accumulation of payroll deductions.

Stock Option Plans

On November 19, 2003, pursuant to its option exchange program, the Company accepted for cancellation from all stock option plans old options to purchase 319,186 shares of common stock, representing approximately 29% of the shares of common stock underlying all old options that were eligible for exchange in the offer. Subject to and in accordance with the terms of the offer, the Company issued, on the new option grant date, May 21, 2004, new options to purchase 245,944 shares of the Company's common stock from the 2000 Stock Option Plan in exchange for the old options cancelled in the offer. The new options are 50% vested immediately and of the remaining options, 25% vest on July 31, 2005 and 25% vest on July 31, 2006.

1991 Stock Option Plan

The Company's 1991 Stock Option Plan was terminated August 14, 2001, except as to outstanding options. Options granted under the 1991 Plan may be either: (a) options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the Code), or (b) nonqualified stock options.

Any incentive stock option that was granted under the 1991 Plan could not be granted at a price less than the fair market value of the stock on the date of grant (or less than 110% of the fair market value in the case of holders of 10% or more of the voting stock of the Company). Nonqualified stock options were allowed to be granted at the exercise price established by the Stock Option Committee, which could be less than, equal to or greater than the fair market value of the stock on the date of grant.

Each option granted under the 1991 Plan is exercisable for a period of ten years from the date of grant (five years in the case of a holder of more than 10% of the voting stock of the Company) or such shorter period as determined by the Stock Option Committee and shall lapse upon the expiration of said period, or earlier upon termination of the participant's employment with the Company.

At its discretion, the Stock Option Committee may require a participant to be employed by the Company for a designated number of years prior to exercising any options. The Committee may also require a participant to meet certain performance criteria, or that the Company meet certain targets or goals, prior to exercising any options.

Changes in option shares under the 1991 Plan are as follows:

	2004		2003	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	434,676	$7.01	471,088	$6.83
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(249,866)	4.98	(36,412)	4.76
Outstanding at the end of the year	184,810	$2.25	434,676	$7.01
Exercisable	184,810	$2.25	415,426	$5.84
Available for grant	-		-	

The weighted-average contractual life of options outstanding at July 31, 2004, was 4.77 years. The range of exercise prices for options outstanding at July 31, 2004, was $2.00 to $9.06.

2000 Stock Option Plan

The Company's 2000 Stock Option Plan (2000 Plan) has 1,450,000 shares of common stock authorized for issuance. Options granted under the 2000 Plan may be either: (a) options intended to qualify as incentive stock options under Section 422 of the Code, or (b) nonqualifed stock options.

Any incentive stock option that is granted under the 2000 Plan may not be granted at a price less than the fair market value of the stock on the date of the grant (or less than 110% of the fair market value in the case of a participant who is a 10% shareholder of the Company within the meaning of Section 422 of the Code). Nonqualified stock options may be granted at the exercise price established by the Stock Option Committee.

Each incentive stock option granted under the 2000 Plan is exercisable for a period of not more than ten years from the date of grant (five years in the case of a participant who is 10% shareholder of the Company). Nonqualified stock options do not have this restriction.

Eligible participants include current and prospective employees, nonemployee directors, consultants or other persons who provide services to the Company and whose performance, in the judgment of the Stock Option Committee or management of the Company, can have a significant effect on the success of the Company.

Changes in option shares under the 2000 Plan are as follows:

	2004		2003	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	608,426	$0.60	412,475	$0.91
Granted	301,444	1.48	275,876	0.26
Exercised	(40,650)	0.28	-	-
Forfeited	(21,650)	0.92	(79,925)	1.03
Outstanding at the end of the year	847,570	$0.92	608,426	$0.60
Exercisable	540,686	$1.14	292,050	$0.98
Available for grant	561,780		841,574	

The weighted-average contractual life of options outstanding at July 31, 2004, was 8.25 years. The range of exercise prices for options outstanding at July 31, 2004, was $0.15 to $1.75.

1993 Director Stock Option Plan

The Company's 1993 Director Stock Option Plan has expired and is terminated except for outstanding options. The Company's 1993 Director Stock Option Plan (Director Plan) has 150,000 shares of common stock reserved for issuance to nonemployee directors. Options under the Director Plan are granted at the fair market value of the stock on the grant date.

Each option granted under the Director Plan is exercisable one year after the date of grant and cannot be exercised later than ten years from the date of grant. Changes in option shares under the Director Plan are as follows:

	2004		2003	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	69,259	$5.18	79,259	$4.78
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(67,946)	5.23	(10,000)	2.00
Outstanding at the end of the year	1,313	$2.65	69,259	$5.18
Exercisable	1,313	$2.65	69,259	$5.18
Available for grant	-		-	

The weighted-average contractual life of options outstanding at July 31, 2004, was 6.0 years. The range of exercise prices for options outstanding at July 31, 2004, was $2.00 to $3.56.

8. Income Taxes

The provision for income taxes is composed of the following (in thousands):

	Year ended July 31, 2004	2003
Current:		
Federal	$ 867	$ -
State	133	-
Deferred	-	-
Utilization of net operating loss carryforwards	(938)	-
	$ 62	$ -

Provision for income taxes is based on taxes payable under currently enacted tax laws and an analysis of temporary differences between the book and tax bases of our assets and liabilities, including various accruals, allowances, depreciation and amortization. The tax effect of these temporary differences and the estimated tax benefit from tax net operating losses are reported as deferred tax assets and liabilities in the balance sheet. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed. To the extent that management believes it is more likely than not that some portion, or all, of the deferred tax asset will not be realized, a valuation allowance is established. This assessment is based on all available evidence, both positive and negative, in evaluating the likelihood of realizability. Issues considered in the assessment include future reversals of existing taxable temporary differences, estimates of future taxable income, exclusive of reversing temporary differences and carryforwards, and prudent tax planning strategies available in future periods. Because the ultimately realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as valuation allowances is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change reflected with a corresponding increase or decrease in our tax provision in the statement of operations.

Deferred tax assets, net of a valuation allowance of $25,157,000, totaled $343,000 at July 31, 2004 and was offset by deferred tax liabilities of $343,000 resulting in a net deferred tax asset of $0.

Significant components of the Company's deferred tax liabilities and assets as of July 31 are as follows (in thousands):

	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 21,702	$ 25,240
Alternative minimum tax carryforwards	59	-
Deferred revenue	2,181	2,060
Goodwill	777	840
Other	781	580
Total deferred tax assets	25,550	28,720
Valuation allowance for deferred tax assets	(25,157)	(27,750)
Net deferred tax asset	343	970
Deferred tax liabilities		
Software product costs	(331)	(860)
Other	(12)	(110)
Net deferred taxes	$ -	$ -

As of July 31, 2004, the Company has unused net operating loss carryforwards for federal income tax purposes of $56,560,000 expiring in 2005 through 2022.

A portion of these unused net operating loss carryforwards for federal income tax purposes totaling $2,038,000 expire between 2012 and 2014 and are limited to $116,000 annually that can be utilized to offset taxable income. Use of these net operating loss carryforwards is restricted under Section 382 of the Code because of changes in ownership in 1997.

In addition, the Company has net operating loss carryforwards for state income tax purposes totaling approximately $49,436,000 expiring in 2005 through 2016.

A reconciliation between income tax expense and income taxes computed by applying the statutory federal income tax rate of 34% to income (loss) before income taxes is as follows (in thousands):

	2004	2003
Computed income taxes at 34%	$ 380	$ (458)
Permanent items	7	35
Change in valuation allowance and other	(325)	423
Income tax expense	$ 62	$ -

During 2004 and 2003, $5,603,000 and $9,111,000 respectively, of federal net operating loss carryforwards expired. These expired net operating loss carryforwards have been included in the calculation of the change in valuation allowance.

9. Employee Benefit Plan

The Company has a qualified retirement savings plan (the 401(k) Plan) covering its employees. Each employee may elect to reduce his or her current compensation by up to 25%, up to a maximum of $13,000 ($16,000 over age 50) in calendar 2004 (subject to adjustment in future years to reflect cost of living increases) and have the amount of the reduction contributed to the 401(k) Plan. Company contributions to the 401(k) Plan are at the discretion of the Board of Directors. During 2004 and 2003, the Company issued 91,154 and 111,886 shares of common stock, respectively, as a discretionary contribution to the 401(k) Plan. The amount charged to expense for the 401(k) contributions during 2004 and 2003 were approximately $37,000 and $39,000, respectively.

10. Revenues by Geographic Area

Revenues (in thousands) by geographic region of customers were approximately as follows:

	2004	2003
Geographic Area:		
United States & Canada	$ 12,082	$ 11,214
Other	1,357	1,403
Total Revenue	$ 13,439	$ 12,617

11. Acquisition

On October 27, 2003, the Company acquired the technology and customer base of VertX Commerce Corporation ("VertX") for approximately $74,000 and 50,000 shares of the Company's common stock. The total purchase price of approximately $145,000 is reflected as capitalized software product costs and is being amortized over five years on a straight-line basis to cost of sales. ARI had previously been reselling the VertX software under the brand name WebsiteSmart™.

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ARI NETWORK SERVICES, INC.
11425 West Lake Park Drive, Suite 900
Milwaukee, Wisconsin 53224

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 9, 2004

To the Shareholders of ARI Network Services, Inc.:

The 2004 Annual Meeting of Shareholders of ARI Network Services, Inc. will be held at the headquarters of ARI Network Services, Inc., 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin, on Thursday, December 9, 2004 at 9:00 a.m., local time, for the following purposes:

1. To elect two directors to serve until 2007.

2. To ratify the appointment of Wipfli LLP as independent auditors.

3. To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on October 22, 2004 are entitled to notice of and to vote at the meeting and at all adjournments thereof.

Holders of a majority of the outstanding shares must be present in person or by proxy in order for the meeting to be held. Shareholders are urged to date, sign and return the accompanying proxy in the enclosed envelope whether or not they expect to attend the annual meeting in person. If you attend the meeting and wish to vote your shares personally, you may do so by revoking your proxy at any time prior to the voting thereof.

By order of the Board of Directors,

Timothy Sherlock, Secretary
November 10, 2004

ARI NETWORK SERVICES, INC.
11425 West Lake Park Drive, Suite 900
Milwaukee, Wisconsin 53224
(414) 973-4300

PROXY STATEMENT

The Board of Directors of ARI Network Services, Inc. (the "Company") submits the enclosed proxy for the annual meeting to be held on the date, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Each shareholder of record at the close of business on October 22, 2004 will be entitled to one vote for each share of Common Stock registered in such shareholder's name. As of October 22, 2004, the Company had outstanding 5,959,847 shares of Common Stock. The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding on the record date is required for a quorum at the meeting. This proxy statement and the accompanying proxy and Annual Report to Shareholders are being sent to the Company's shareholders commencing on or about November 10, 2004.

Any shareholder executing and delivering the enclosed proxy may revoke the same at any time prior to the voting thereof by written notice of revocation given to the Secretary of the Company.

Unless otherwise directed, all proxies will be voted FOR the election of the individuals nominated to serve as director and FOR the other proposal. The directors will be elected by a plurality of votes cast at the meeting (assuming a quorum is present). In other words, the two nominees receiving the largest number of votes will be elected. Any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect on the election of directors except to the extent that a failure to vote for an individual results in another individual receiving a larger number of votes. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in an election of directors. The other proposal will be approved if the affirmative votes exceed the votes cast against. Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present at the meeting but are not affirmative votes or votes against and, therefore, will have no effect on the outcome of the voting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by each person known by the Company to beneficially own 5% or more of the Common Stock, by each director or nominee of the Company, by certain executive officers of the Company, and by all directors and executive officers of the Company as a group as of October 26, 2004.

NAME OF BENEFICIAL OWNERS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)	PERCENT
Briggs & Stratton Corporation 12301 West Wirth Street Milwaukee, WI 53201	840,000	14.1%
Peter H. Kamin (2) c/o The Nelson Law Firm, LLC 75 South Broadway, 4th Floor White Plains, NY 10601	570,500	9.6%
John C. Bray	115,652	1.9%
Gordon J. Bridge	88,956	1.5%

NAME OF BENEFICIAL OWNERS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)	PERCENT
Brian E. Dearing (3)	534,203	8.8%
Ted C. Feierstein	64,543	1.1%
Jeffrey E. Horn	50,665	*
Michael E. McGurk	105,951	1.8%
William C. Mortimore	-	*
Timothy Sherlock	41,432	*
Frederic G. Tillman	64,588	1.1%
Richard W. Weening (4)	191,193	3.2%
All executive officers and directors as a group (10 persons)	1,219,893	18.8%

* Less than 1%

(1) Except as otherwise noted, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Includes options and warrants exercisable within 60 days of October 26, 2004 as follows: Mr. Bray (84,000 shares), Mr. Bridge (74,626 shares), Mr. Dearing (78,667 shares), Mr. Feierstein (64,543 shares), Mr. Horn (30,000 shares), Mr. McGurk (68,875 shares), Mr. Mortimore (0 shares), Mr. Sherlock (35,000 shares), Mr. Tillman (53,125 shares), Mr. Weening (54,856 shares), and all other executive officers and directors as a group (543,692 shares).

(2) Stock ownership information is provided as of December 31, 2003 based upon Schedule 13G amendment filed February 26, 2004. Mr. Kamin's total includes 151,900 shares held by the Peter H. Kamin Childrens Trust, 98,200 shares held by the Peter H. Kamin Profit Sharing Plan, 28,100 shares held by the Peter H. Kamin Family Foundation and 9,000 shares held by 3K Limited Partnership.

(3) Mr. Dearing's total includes 275,666 shares held in the Company's 401(k) plan, of which Mr. Dearing is a trustee with voting power. Mr. Dearing disclaims any beneficial ownership in these shares in excess of his pecuniary interest (9,469 shares).

(4) Mr. Weening's total also includes 50,677 shares held by Quaestus Management Corp., 85,000 shares held by RPI Holdings, Inc., 535 shares held in tenancy in common with a third party and 125 shares held by his spouse. Mr. Weening disclaims any beneficial ownership in the shares held by third parties in excess of his pecuniary interest.

ELECTION OF DIRECTORS

The Company's directors are divided into three classes, with staggered terms of three years each. At the meeting, shareholders will vote on two directors to serve until 2007, Richard W. Weening and William C. Mortimore. Mr. Mortimore was appointed to the board in June 2004 and was initially recommended to the board following a search by our chairman and chief executive officer.

Nominees For Election To Serve Until The Annual Meeting In 2007

William C. Mortimore, 58; Mr. Mortimore, a director since 2004, is the founder and an executive officer of Merge Technologies Incorporated ("MTI"). He has served as Chairman of the Board and Chief Strategist of MTI since September 2000, as President and Chief Executive Officer of MTI from November 1987 through August 2000 and as a member of the Board of Directors of MTI since its inception in November 1987. MTI is a global healthcare software and services company that trades on the Nasdaq National Market under the symbol MRGE. Mr. Mortimore has served as co-founder and a senior manager of several businesses in the fields of information communications technology, healthcare services and real estate and has been responsible for securing public and private financing for these organizations. Mr. Mortimore is an original member of the American College of Radiology / National Association of Electrical Manufacturers ("ACR / NEMA") committee responsible for establishing and maintaining the DICOM medical imaging standard. Mr. Mortimore has served as a member of the Board of Directors of the Diagnostic Imaging Division of NEMA, since the Spring of 1996. Mr. Mortimore has also served as a member of the Board of Directors of MRI Devices, Inc., a privately held diagnostic imaging manufacturer, from November 2002 until its sale to Intermagnetics General Corporation in mid 2004 . Mr. Mortimore received a B. S. in Electrical Engineering from Michigan State University, an M.E.E. from the University of Minnesota and pursued doctoral studies in Electrical Engineering at the University of Minnesota.

Richard W. Weening, 58; Mr. Weening, a director since 1981, organized the Company in 1981 as a business information publishing subsidiary of Raintree Publishers, Inc., now known as RPI Holdings, Inc. ("RPI"). He served as President and Chief Executive Officer of the Company until October 1987, Chairman and Chief Executive Officer of the Company until October 1990, and Chairman of the Board of Directors until 1997. Mr. Weening is also the Chief Executive Officer of QUAESTUS & Co., Inc., a private equity investment firm; the Chairman of the Board and Chief Executive Officer of Prolitec Inc., an environmental technology and services company and Chairman of the Board of Prolitec SA, a France-based research and development company. Mr. Weening has served as President of RPI from 1972 to the present. In 1996 Mr. Weening founded Cumulus Media Inc., (NASDAQ:CMLS) a radio broadcasting group, and served as its executive chairman until June 2000. In November 2003, Mr. Weening, without admitting or denying the allegations, entered into a Final Judgment and Order of Permanent Injunction to settle litigation instituted by the Securities and Exchange Commission relating to record-keeping and internal controls violations in connection with his position at Cumulus Media, Inc. Without admitting or denying the Commission's findings, Mr. Weening consented to the issuance of the order that required him to pay a $75,000 civil penalty and be permanently enjoined from violating the record-keeping and internal controls requirements under the Securities Exchange Act of 1934, including Section 13(b)(5) and Rules 13b2-1 and 13b2-2 promulgated thereunder, and from aiding and abetting violations of Section 13(b)(2)(A) of the Exchange Act.

Director Whose Term Expires At The Annual Meeting In 2005

Brian E. Dearing, 49; Mr. Dearing, is the Chairman of the Board, President and Chief Executive Officer of the Company. He has been a director since 1995 and was elected Chairman of the Board of Directors in 1997. Prior to joining ARI in 1995, Mr. Dearing held a series of electronic commerce executive positions at Sterling Software, Inc. in the U.S. and in Europe. Prior to joining Sterling in 1990, Mr. Dearing held a number of marketing management positions in the EDI business of General Electric Information Services since 1986. Mr. Dearing holds a Masters Degree in Industrial Administration from Krannert School of Management at Purdue University and a BA in Political Science from Union College.

Directors Whose Term
Expires At The Annual Meeting In 2006

Gordon J. Bridge, 62; Mr. Bridge, a director since December 1995, is president of CM IT Solutions, a nationwide franchise system providing information technology consulting and support services to small and medium sized businesses. From December 1999 to August 2001, Mr. Bridge was Chairman of the Board and CEO of SurferNETWORK and from November 1995 to January 2000, Mr. Bridge was Chairman of the Board of ConnectInc.com Company. Mr. Bridge held various executive management positions with AT&T from 1988 to 1995, including president of three business units for AT&T; Consumer Interactive Services (CSI), EasyLink Services and Computer Systems. Prior to joining AT&T, Mr. Bridge was with the IBM Corporation for nearly 23 years holding the positions of Vice President of Sales and Vice President of Marketing for the US National Accounts Division in the mid 1980's. Mr. Bridge holds a B.A. in Mathematics from Bradley University.

Ted C. Feierstein, 46; Mr. Feierstein, a director since January 2000, is a partner in Ascent Partners ("Ascent"), a merchant bank specializing in investments, mergers and acquisitions, and strategic assistance for Internet, software and information technology-focused professional service companies. Mr. Feierstein is also a founding partner of Prism Capital, a private equity fund. Prior to co-founding Ascent, Mr. Feierstein was a senior vice-president with the Corum Group, a firm specializing in merger and acquisition advisory services to the software industry, and was a venture capitalist with Wind Point Partners, a private equity fund. Mr. Feierstein received an MBA from the Harvard Business School in 1989 and a BBA from the University of Wisconsin-Madison in 1979.

The Board of Directors held eight meetings in fiscal 2004. Each incumbent director attended 75 percent or more of the combined number of meetings of the Board and committees on which such director served, during the period for which he has been a director or served on the committee. Directors are encouraged to attend the annual meeting of shareholders, but the Company has not adopted a formal policy requiring attendance at the annual meeting. Three of the Company's four directors attended the 2003 annual meeting of shareholders.

The Board of Directors currently does not have a formal process for shareholders to send communications to the Board of Directors. Nevertheless, efforts are made to ensure that the views of shareholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to shareholders on a timely basis. The Board of Directors believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, shareholders wishing to formally communicate with the Board of Directors may send communications directly to ARI Network Services, Inc., Attention: Chairman, 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224. The Chairman will review such communications and, if appropriate, forward such communications to other board members.

The Company's Board of Directors has established an audit committee which is currently composed of Mr. Bridge, Mr. Mortimore and Mr. Weening. The Board of Directors has adopted a written charter which is included in this proxy statement as Appendix A. Information regarding the functions performed by the audit committee, its membership, and the number of meetings held during fiscal 2004 is set forth in the "Report of the Audit Committee," included in this annual proxy statement. The members of the audit committee are independent under the rules adopted by the NASD regarding the independence of audit committee members. The Board of Directors has determined that Mr. Bridge, Mr. Mortimore and Mr. Weening are each "audit committee financial experts" and are each "independent" as those terms are defined under applicable Securities and Exchange Commission rules.

The Company's Board of Directors has established a compensation committee that currently is composed of Mr. Bridge and Mr. Feierstein. The duties of the compensation committee are to approve all executive compensation and to administer the Company's 1991 Incentive Stock Option Plan, the 2000 Employee Stock Purchase Plan, the 1993 Director Stock Option Plan and the 2000 Stock Option Plan. The compensation committee met two times during fiscal 2004.

The Company's Board of Directors has not established a nominating committee, as decisions regarding Board membership are made by the full Board. Due to the small size of the Company's Board of Directors, as well as the recent lack of turnover in the Board of Directors, the Board has determined not to have a separate nominating committee. Likewise, the Board has not adopted a written charter governing director nominating decisions.

Messrs. Bridge, Feierstein, Mortimore and Weening meet the NASD definition of independence as it would apply to a nominating committee, but Mr. Dearing does not because he is an executive officer of the Company.

The Board will consider candidates for director that are nominated by shareholders in accordance with the procedures set forth in the Company's by-laws. Under the by-laws, nominations, other than those made by the Board of Directors, must be made pursuant to timely notice in proper form to the secretary of the Company. To be timely, a shareholder's request to nominate a person for director, together with the written consent of such person to serve as a director, must be received by the secretary of the Company at the principal office not later than 90 days and not earlier than 150 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. To be in proper written form, the notice must contain certain information concerning the nominee and the shareholder submitting the nomination.

The Board will consider proposed nominees whose names are submitted to it by shareholders. However, it does not have a formal process for that consideration because it believes that the informal consideration process has been adequate given the historical absence of shareholder proposals. The Board intends to review periodically whether a formal policy should be adopted.

The Board has generally identified nominees based upon suggestions by non-management directors, management members and/or shareholders. The Board considers factors important for potential members of the Board, including the individual's integrity, general business background and experience, experience with our industry, and the ability to serve on the Board. The Board does not evaluate proposed nominees differently based on who made the proposal.

Directors historically have been compensated entirely in stock options, primarily because of the Company's financial position. On July 29, 2004, Mr. Mortimore received an option for 10,000 shares of common stock in connection with his appointment to the Board of Directors. On October 26, 2004, non-employee directors other than Mr. Mortimore received options for 15,000 shares of the Company's Common Stock for their service as directors in fiscal year 2004. Audit committee members received options for an additional 3,000 shares and compensation committee members received options for an additional 800 shares. The options have a 10-year term and have an exercise price equal to the fair market value of the stock on the date of grant. Mr. Mortimore's options vest in two equal annual increments, and the other options vest 50% immediately and 50% on July 31, 2005. The Company has not yet determined director compensation for fiscal 2005 but anticipates that a portion of the compensation will be in cash as a result of the Company's improved financial position.

Code of Ethics

ARI has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics is designed to promote honest and ethical conduct, including the ethical handling of conflicts of interest, compliance with applicable laws, and full, accurate, timely and understandable disclosure in reports we send to our shareholders or file with the SEC. Violations of the code of ethics are to be reported to the audit committee. A copy of the code of ethics may be obtained, without charge, by sending a request to ARI Network Services, Inc., Attention: Corporate Secretary, 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224.

EXECUTIVE COMPENSATION

The following table sets forth compensation for the last three fiscal years for each of the Company's executive officers whose salary and bonus during fiscal 2004 exceeded $100,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		All Other Compensation
					Awards	Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Securities Underlying Options/ SARs (#) (2	LTIP Payouts ($)	$(3)
Brian E. Dearing, President and Chief Executive Officer	2004	$ 179,610	$ 93,859	$ —	20,833	$ 135,170	$ 1,863
	2003	$ 172,687	$ 47,434	$ —	25,000	$ 13,708	$ 1,262
	2002	$ 171,612	$ 44,893	$ —	15,000	$ 26,097	$ 956
Timothy Sherlock Chief Financial Officer, Secretary, Treasurer and VP of Finance	2004	$ 163,890	$ 56,728	$ —	—	$ 18,058	$ 441
	2003	$ 163,103	$ 29,561	$ —	15,000	$ 2,575	$ —
	2002	$ 161,590	$ 23,467	$ —	5,000	$ 3,433	$ —
John C. Bray, Vice President of New Market Development	2004	$ 147,853	$ 37,132	$ 29,815	35,000	$ 87,510	$ 892
	2003	$ 142,573	$ 22,648	$ 59,144	15,000	$ 4,218	$ 1,516
	2002	$ 141,637	$ 16,024	$ —	10,000	$ 9,098	$ —
Jeffrey E. Horn, Vice President of North American Sales	2004	$ 108,890	$ 41,257	$ 65,439	—	$ 8,866	$ 1,434
	2003	$ 106,757	$ 21,499	$ 78,284	20,000	$ —	$ 1,674
	2002	$ 101,576	$ —	$ 85,242	—	$ —	$ 1,400
Michael E. McGurk, Vice President of Technology Operations	2004	$ 129,082	$ 49,290	$ —	23,750	$ 97,448	$ 1,356
	2003	$ 123,103	$ 40,636	$ —	15,000	$ 8,397	$ 1,138
	2002	$ 119,353	$ 26,102	$ —	10,000	$ 13,456	$ 1,448
Frederic G. Tillman, Vice President of Technology Development	2004	$ 118,745	$ 53,978	$ —	20,000	$ 17,972	$ 1,772
	2003	$ 118,244	$ 27,269	$ —	15,000	$ 8,397	$ 1,232
	2002	$ 116,939	$ 26,905	$ —	17,500	$ 10,675	$ 1,442

(1) Other annual compensation consists of commissions paid.

(2) Options granted during fiscal 2004 were awarded pursuant to the Company's option exchange program described below.

(3) Amounts represent a Company match in common stock under the Company's 401(k) plan.

The table below provides information regarding option grants in the year ended July 31, 2004 to the persons named in the Summary Compensation Table. All options were granted pursuant to the Company's option exchange program described under "Report of the Compensation Committee on Option Repricing."

Option/SAR Grants In Last Fiscal Year

Name	Number Of Securities Underlying Options/SARs Granted # (1)	Percent Of Total Options/SARs Granted To Employees In Fiscal Year (1)	Exercise Or Base Price ($/Share)	Expiration
Brian E. Dearing	20,833	8.4%	$1.565	5/21/14
Timothy Sherlock	—	—	—	—
John C. Bray	35,000	14.1%	$1.565	5/21/14
Jeffrey E. Horn	—	—	—	—
Michael E. McGurk	23,750	9.6%	$1.565	5/21/14
Frederic G. Tillman	20,000	8.1%	$1.565	5/21/14

(1) All options granted in the fiscal year were awarded with an exercise price equal to the fair market value of the Common Stock on the date of grant. The options vest as to 50% of the options on the date of grant and 25% on the last day of each of following two fiscal years (July 31). Under the terms of the Plan under which the options were granted, the Compensation Committee retains discretion to, among other things, accelerate the exercise of an option, modify the terms of outstanding options (including decreasing the exercise price), and permit the exercise price and tax withholding obligations related to exercise to be paid by delivery of already owned shares or by offset of the underlying shares.

The table below provides information regarding the exercises of stock options during fiscal 2004 and the value of stock options held at July 31, 2004 by the persons named in the Summary Compensation Table.

Aggregated Option/SAR Exercises
In Last Fiscal Year And Fiscal Year-End Option/SAR Values

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number Of Securities Underlying Unexercised Option/SARS At Fiscal Year End (#) Exercisable/Unexercisable	Value Of Unexercised In-The-Money Options At Fiscal Year End Exercisable/Unexercisable (1)
Brian E. Dearing	13,750	$ 12,450	78,667/26,666	$ 4,625/19,050
Timothy Sherlock	6,250	$ 8,275	35,000/18,750	$ 24,988/16,625
John C. Bray	—	$ —	84,000/27,500	$ 19,938/11,725
Jeffrey E. Horn	5,000	$ 4,850	30,000/10,000	$ 5,850/11,700
Michael E. McGurk	—	$ —	68,875/21,875	$ 19,938/11,725
Frederic G. Tillman	—	$ —	53,125/21,875	$ 26,519/13,919

(1) For valuation purposes, a July 30, 2004 market price of $1.45 was used.

The table below provides information regarding long-term incentive plan awards in fiscal 2004 to the persons named in the Summary Compensation Table.

Long-Term Incentive Plan Awards

			Estimated Future Payouts Under Non-Stock Price-Based Plans		
Name	**Number of Units**	**Period Until Payment**	**Threshold**	**Target**	**Maximum**
Brian E. Dearing	(1)	(2)	$ 68,038	$ 90,717	$ 181,435
Timothy Sherlock	(1)	(2)	$ 41,122	$ 54,829	$ 109,658
John C. Bray	(1)	(2)	$ 26,917	$ 35,889	$ 71,778
Jeffrey E. Horn	(1)	(2)	$ 29,907	$ 39,876	$ 79,752
Michael E. McGurk	(1)	(2)	$ 35,730	$ 47,640	$ 95,280
Frederic G. Tillman	(1)	(2)	$ 39,128	$ 52,171	$ 104,342

(1) Consists of contingent, deferred cash awards.

(2) Consists of three consecutive one year performance periods commencing with fiscal 2005. The amount of the payout is adjusted on a sliding scale based upon the extent to which the Company's revenue plan is achieved for each of the three years, ranging from a floor of 75% of the target award if the Company's revenue plan is not met to a cap of 200% of the target award if revenue equals or exceeds 150% of plan. The award is paid in three annual installments following fiscal years 2005, 2006 and 2007, provided the participant is then employed by the Company.

The Company has entered into Change of Control Agreements ("Change of Control Agreements") with each of its executive officers. The Change of Control Agreements are intended to reduce the incentive for officers not to support a transaction that is beneficial to shareholders for fear that their employment would be terminated, retain the services of these officers and provide for continuity of management in the event of any "Change of Control," as defined below. These Change of Control Agreements provide that each officer shall receive severance benefits equal to two times the sum of salary and targeted bonuses and medical and dental plan continuation for two years if, within two years following a "Change of Control," as defined below, the officer's employment is terminated without cause. For this purpose, "without cause" is defined to include: (i) a significant reduction in the executive's compensation, duties, title or reporting responsibilities; (ii) a change in the executive's job location; or (iii) the termination by the officer of his employment for certain enumerated reasons. In addition, the officer will receive a prorated portion of the officer's average annual bonus for the preceding three fiscal years. If the officer leaves ARI for any other reason, within two years following a Change of Control, the officer will receive a prorated portion of the officer's average annual bonus for the preceding three fiscal years. The officer is under no obligation to mitigate amounts payable under the Change of Control Agreements. In addition, upon a Change of Control, all stock options and similar awards become immediately vested and all deferred compensation becomes payable.

For purposes of the Change of Control Agreements, a "Change of Control" means any of the following events: the acquisition (other than from ARI) by any individual, entity or group, subject to certain exceptions, of beneficial ownership, directly or indirectly, of 50% or more of the combined voting power of ARI's then outstanding voting securities; (ii) a merger, consolidation, share exchange, or sale or disposition of substantially all of the assets of the Company; or (iii) approval by the Company's shareholders of a complete liquidation or dissolution of the Company.

The following is the report of the compensation committee with respect the Company's option exchange program conducted during the fiscal year ended July 31, 2004. The information contained in this report shall not be deemed to be "solicited material" or to be "filed" with the Securities and Exchange Commission nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the

Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

Report of the Compensation Committee on Option Repricing

The Company's Board of Directors and compensation committee are philosophically committed to the concept of employees as owners, including for its directors and executive officers. The Board of Directors and compensation committee believe stock options (1) provide our employees and directors an opportunity to acquire or increase a proprietary interest in us, thereby allowing us to attract and motivate our employees and create a stronger incentive for our employees to expend maximum effort for our growth and success, and (2) encourage our employees and directors to continue their service with us.

We understand that, for our stock option program to provide the intended retention and performance incentives for our employees, employees must feel that our options provide them with an opportunity to realize value within a reasonable period of time. With our volatile stock price in recent years, we believe that employees may have felt that the opportunity for realizing value was limited with their existing options. Directors, too, historically have been under-compensated for their efforts, particularly as we have managed to improve our financial condition and liquidity. Historically, directors have been compensated exclusively in stock options for Board service.

Under the option exchange program, eligible employees were given the opportunity on or before November 19, 2003 to exchange previously granted options for an equal number of new options (a 1:1 ratio) to be granted on or after May 20, 2004. The Company's officers and board members were given the opportunity to exchange three old options for two new options (a 3:2 ratio). The exercise price of the new options was to be the fair market value of the Company's common stock on the new grant date. On May 21, 2004, the exchange was completed at a price of $1.565, the midpoint of the closing bid and ask prices on that date.

The program's goal was threefold: (1) to provide an additional incentive to retain our experienced Board members; (2) to re-motivate and align ARI employees with our shareholders; and (3) to reduce the total size of the option pool. We were pleased that more than 50% of the employees, officers and board members who were eligible to participate made the decision to participate in this program. Prior to the option exchange program, ARI had a total of 503,936 options granted and outstanding under the 1991 Employee Stock Option Plan and the 1993 Director Stock Option Plan. No future grants can be made from these two plans because of their expiration in 2001 and 2003 respectively. Under the option exchange program, 313,536 options originating from these plans were exchanged and are now retired, reducing the total options granted and outstanding or available to be granted. In addition, as a result of the 3:2 exchange ratio offered to officers and directors, 73,250 options have been returned to the option pool and are available for re-granting under the 2000 Stock Option Plan. All in all, there are now 338,946 or 17% fewer options outstanding or grantable today than there were before the option exchange program was implemented.

The total impact of the option exchange program is summarized in the table below.

	Pre-Exchange October 22, 2003	Percentage	Post-Exchange May 21, 2004	Percentage
Common shares outstanding	5,718,437	72%	5,921,034	76%
Warrants outstanding	250,000	3%	250,000	3%
Options:				
Issued and outstanding	1,101,336	14%	1,019,909	13%
Available to be granted in future	842,824	11%	585,305	8%
Total option pool	1,944,160	25%	1,605,214	21%
Total fully diluted common shares	7,912,597	100%	7,776,248	100%

The Company's named executive officers who participated in the option exchange program surrendered for cancellation options for a total of 149,375 shares of the Company's common stock that had been granted to them at exercise prices ranging from $9.00 to $10.50 per share. The Company's non-employee directors who participated in the option exchange program surrendered for cancellation options for a total of 70,346 shares of common stock that had been granted to them with exercise prices ranging from $1.625 to $11.52 per share. The Company's named executive officers and non-employee directors were granted options for 99,583 shares and 46,889 shares respectively of the Company's common stock with an exercise price of $1.565. Half of the newly granted options were exercisable on the date of grant, 25% of such options are exercisable on July 31, 2005 and 25% of such options are exercisable on July 31, 2006. The options expire on May 21, 2014.

We intend to continue to provide long-term incentives to employees, officers and directors through our regular option grant program. We believe that the option exchange program helped advance the ownership philosophy of the Board and compensation committee.

Gordon J. Bridge
Ted C. Feierstein

COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

CERTAIN TRANSACTIONS

On May 21, 2004, the Company completed an option exchange program, as described under "Report of the Compensation Committee on Option Repricing."

On April 2, 2004, the Company paid approximately $261,000 owed to Messrs. Dearing, Bray and McGurk under the Company 1999 deferred compensation plan. The amounts were paid half in cash and half in stock, valued at $1.60 per share, the average of the closing bid and asked prices on that date. In connection with this payout, the Company issued 32,620 shares of common stock to Mr. Dearing, 24,465 shares to Mr. Bray and 24,465 shares to Mr. McGurk. Payouts are included in the summary compensation table under "LTIP Payouts."

On August 7, 2003, the Company repurchased 1,025,308 shares of common stock, a warrant to purchase 30,000 shares of common stock at $0.24 per share, and 20,350 shares of series A preferred stock with an approximate face value plus accrued and undeclared dividends of $3.5 million from WITECH Corporation. In exchange, the Company paid $200,000 in cash and issued a four-year note for $800,000 bearing interest at a rate of prime plus 2.0%. Prior to the repurchase, WITECH Corporation held approximately 17.8% of the Company's outstanding common stock.

On June 25, 2003, the Company entered into an agreement with Ascent Partners, Inc. Under the agreement, Ascent provided strategic assistance to the Company to expand its markets. Ascent was paid $25,000 for its services. Mr. Feierstein, a director of the Company, is a partner of Ascent.

Briggs & Stratton Corporation ("Briggs") is one of the Company's customers and owns more than 5% of the Company's stock. Briggs has entered into customer contracts with the Company in the ordinary course business. Generally, the contracts are for one year and renew annually unless either party elects otherwise. The Company invoiced Briggs approximately $431,000 for products and services provided during fiscal 2004.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon its review of Forms 3, 4 and 5 and amendments thereto furnished to the Company pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, all of such forms were filed on a timely basis by reporting persons during fiscal 2004. Subsequent to fiscal 2004, Mr. Bridge's broker mistakenly sold 170 shares of stock without authorization. Because Mr. Bridge was not aware of the transaction at that time, the Form 4 was not filed timely.

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed Wipfli LLP to serve as the Company's independent accountant to audit the books and accounts of the Company and its subsidiaries for the fiscal year ending July 31, 2005. The Board of Directors has recommended that shareholders ratify this appointment. It is intended that the shares represented by the proxy will be voted (unless the proxy indicates to the contrary) for ratification of the appointment. A representative of Wipfli LLP is expected to be present at the meeting with the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Ernst & Young LLP previously served as the Company's independent accountant. On May 30, 2003, the Company notified Ernst & Young LLP that they were to be dismissed as the Company's independent accountants, effective with the filing of the Company's third quarter Form 10-Q. The Company also appointed Wipfli as its new independent accountants, beginning with the fourth quarter of the last fiscal year. The decision to dismiss Ernst & Young and to retain Wipfli was approved by ARI's Audit Committee. The decision to change auditors was made for financial reasons and was not made because of dissatisfaction with Ernst & Young's performance. A representative of Ernst & Young is not expected to be present at the meeting.

Ernst & Young's reports on the Company's consolidated financial statements as of and for the fiscal years ended July 31, 2002 and 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to audit scope or accounting principles. The reports for the fiscal years ended July 31, 2002 and 2001 contained an uncertainty paragraph regarding the Company's ability to continue as a going concern.

During the Company's two most recent fiscal years ended July 31, 2002, and the subsequent interim period through May 30, 2003, there were no disagreements between ARI and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Ernst & Young's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

There were no "reportable events," as that term is described under Item 304(a)(1)(v) of Regulation S-K during the Company's two most recent fiscal years ended July 31, 2002 and the subsequent interim period through May 30, 2003.

During the Company's two most recent fiscal years ended July 31, 2002, and the subsequent interim period through May 30, 2003, ARI did not consult with Wipfli regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Auditor's Fees

Fees for professional services provided by our independent auditors in each of the last two fiscal years, in each of the following categories, were as follows:

	2004	2003
Audit Fees	$ 89,708	$ 116,611
Audit Related Fees	$ –	$ 3,326
Tax Fees	$ 6,401	$ –
All Other Fees	$ 1,460	$ –
Total Fees	$ 97,569	$ 119,937

Audit related fees in 2003 relate to consultations on accounting matters for stock options. Tax services rendered by our independent auditors included preparation of federal and state corporate income tax returns. All other services rendered by our independent auditors in fiscal 2004 included consultations on accounting matters regarding stock options.

The audit committee pre-approves all audit and allowable non-audit services provided by the independent auditors, unless such pre-approval is waived in accordance with Item 2-01(c)(7)(i)(C) of Regulation S-X. These services may include audit services, audit-related services, tax services and other services. The audit committee has delegated the authority to grant pre-approval of auditing or allowable non-audit services to the chairman of the audit committee. Each pre-approval decision pursuant to this delegation is to be presented to the full audit committee at its next scheduled meeting.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information about shares of the Company's Common Stock outstanding and available for issuance under the Company's existing equity compensation plans, the 1991 Incentive Stock Option Plan, the 1993 Director Stock Option Plan, the 2000 Employee Stock Purchase Plan and the 2000 Stock Option Plan. The table details securities authorized for issuance under the Company's equity compensation plans as of July 31, 2004. The table below does not include stock option grants, exercises or cancellations since July 31, 2004 and, in accordance with SEC rules, excludes information concerning the Company's 401(k) plan. The Company has discontinued granting options under the 1991 Incentive Stock Option Plan and 1993 Director Stock Option Plan, although options are outstanding under those plans.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	1,033,693	$ 1.16	561,780
Equity compensation plans not approved by security holders(1)	N/A	N/A	N/A
Total	1,033,693		561,780

(1) The Company does not maintain equity compensation plans which have not been approved by shareholders.

OTHER MATTERS

Other Proposed Action

The Board of Directors of the Company knows of no other matters which may come before the meeting. However, if any matters other than those referred to above should properly come before the meeting, the persons named in the enclosed proxy will vote such proxy in accordance with their discretion.

Shareholder Proposals

All proposals of shareholders intended to be presented at the Company's 2005 Annual Meeting must be received by the Company at its executive offices on or before September 10, 2005, in order to be presented at the meeting (and must otherwise be in accordance with the requirements of the Bylaws of the Company) and must be received by July 13, 2005 to be considered for inclusion in the proxy statement for that meeting.

Costs of Solicitation

The expenses of printing and mailing proxy materials, including reasonable expenses involved in forwarding materials to beneficial owners of Common Stock, will be borne by the Company. In addition, officers or employees of the Company may solicit the return of proxies from certain shareholders by telephone, facsimile or personal solicitation.

SHAREHOLDERS MAY OBTAIN A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT NO COST BY WRITING TO THE INVESTOR RELATIONS DEPARTMENT, ARI NETWORK SERVICES, INC., 11425 WEST LAKE PARK DRIVE, SUITE 900, MILWAUKEE, WISCONSIN 53224.

BY ORDER OF THE BOARD OF DIRECTORS

Timothy Sherlock, Secretary
November 10, 2004

MW872370_2

REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. A complete description of the Committee's duties is set forth in its charter, a copy of which is attached to this proxy statement.

In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under standards of the Public Company Oversight Board (United States). In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company including matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with auditors' independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examination and their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held four meetings during fiscal 2004.

In reliance on the views and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended July 31, 2004 for filing with the Securities and Exchange Commission. The Committee has also approved the selection of the Company's independent auditors.

/s/ Gordon J. Bridge
Gordon J. Bridge, Audit Committee Member

/s/ Richard W. Weening
Richard W. Weening, Audit Committee Member

/s/ William C. Mortimore
William C. Mortimore, Audit Committee Member

ARI NETWORK SERVICES, INC.
AUDIT COMMITTEE CHARTER

Effective as of October 21, 2004

I. Purpose

The Audit Committee shall assist the Board of Directors in fulfilling its responsibility to the shareholders, to the investment community and to governmental agencies relating to corporate accounting, financial reporting practices, and the quality and integrity of the financial reports of the Company. The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board. It is not the responsibility of the Committee or any member of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management of the Company is responsible for preparing the Company's financial statements, and the independent public accountants are responsible for auditing the Company's financial statements.

II. Committee Composition

The Committee shall be composed of at least two members, comprised solely of "independent" directors who are "financially literate" at the time of their appointment to the Committee. A director is "independent" and "financially literate" if he or she meets the requirements set forth in the rules of the Nasdaq Stock Market and the SEC. In addition, no member of the Committee shall have participated in the preparation of the Company's financial statements during any of the past three years.

The members of the Committee shall be elected by the Board to hold such office until their successors shall be duly elected and qualified. Unless a Chairman is elected by the Board, the members of the Committee may designate a Chairman by majority vote of the full Committee membership.

III. Meetings and Reports

The Committee shall meet as frequently as the Committee deems necessary, but not less frequently than four times each year. Special Meetings of the Committee may be called at any time by any member thereof on not less than three days notice. The Committee shall report periodically to the Board of Directors regarding the Committee's activities, findings and recommendations.

The Committee may conduct its business and affairs at any time or location it deems appropriate. Attendance and participation in a meeting may take place by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Any action to be taken at any meeting of the Committee may be taken without a meeting, if all members of the Committee consent thereto in writing and such writing or writings are filed with the minutes of the Committee. All decisions of the Committee shall be determined by the affirmative vote of a majority of the members present.

ARI NETWORK SERVICES, INC.

AUDIT COMMITTEE RESPONSIBILITIES

		Audit Committee Meeting for:					
	Responsibility	**Q1**	**Q2**	**Q3**	**Q4**	**Other**	**Comments**
Oversight of the Independent Auditors							
1.	Appoint the independent public accountants to audit the books and records of the Company and approve audit engagement fees and terms.				X		Any changes in independent public accountants must be approved prior to proxy mailing.
2.	Obtain a formal written statement listing all relationships between the independent public accountants and the Company from the independent public accountants on an annual basis. Review and discuss with the independent public accountants any disclosed relationships or services that may impact the objectivity and independence of the independent public accountants and review the actions taken to ensure the independent public accountants' independence.				X		
3.	Receive the written disclosures and confirmation from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as may be modified or supplemented from time to time, discuss with the independent auditors the independent auditors' independence, including engaging in a dialog with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors, and take appropriate action in response to the independent auditors' report to satisfy itself of the independent auditors' independence.				X		
4.	Monitor the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.				X		

		Audit Committee Meeting for:					
	Responsibility	**Q1**	**Q2**	**Q3**	**Q4**	**Other**	**Comments**
5.	Review and approve hiring decisions by the Company involving any partner or employee of the independent public account who worked on the Company's account during the preceding three years. No audit engagement team member that participated in the audit of the Company within one year prior to the proposed date of hire may be hired by the Company as a senior executive.					X	As needed
Financial Statement and Disclosure Matters							
1.	Review with management and the independent public accountants the Company's audited financial statements to be included in the Company's Annual Report on Form 10-K.				X		Meet with the independent auditors both with and without Management present.
2	Review with management and the independent public accountants the Company's quarterly operating results to be included in the Company's Quarterly Reports on Form 10-Q. The Chairman of the Committee may represent the entire Committee for purposes of this review.	X	X	X			
3.	Review any disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer regarding any significant deficiencies in the design or operation of the Company's disclosure controls and procedures.					X	As disclosures occur
4.	As part of the review of the Company's Annual Report on Form 10-K, review and discuss with the independent public accountants (1) all critical accounting policies and practices used in the audited financial statements, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and (3) other written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.				X		
5.	Discuss with the independent auditors the matters required to be discussed by SAS 61 as may be modified or supplemented from time to time.				X		

		Audit Committee Meeting for:					
	Responsibility	Q1	Q2	Q3	Q4	Other	Comments
6.	Based on the review and discussions referred to in Sections IV.A.3, IV.B.1 and IV.B.5, make a recommendation to the Board of Directors regarding inclusion of the audited financial statements in the Company's Annual Report on Form 10-K filed each year.				X		
7.	Review any recommendations of the independent auditors resulting from the audit and monitor management's response in an effort to ensure that appropriate actions are taken.					X	Review initially at the Q4 meeting, establish actions at the Q1 meeting, monitor responses as needed.
8.	Review with the independent auditors any matter of significant disagreement between management and the independent auditors and any other problems or difficulties encountered during the course of the audit and management's response to such disagreements, problems or difficulties.				X		
9.	Review with management and the independent auditors (1) the Company's annual assessment of the effectiveness of its internal control over financial reporting, (2) the independent auditor's attestation and report about the Company's assessment and (3) any material weaknesses in the Company's internal control over financial reporting identified by management.				X		
Approval of Audit and Non-Audit Services							
1.	Except as provided in (a) and (b) below, pre-approve all audit and permitted non-audit services to be provided by the Company's independent public accountants. The Company may, if it so chooses, designate pre-approval responsibilities to one or more members of the Committee and provide that the designated member must present his decision to the full Committee at the Committee's next meeting.					X	Written approval required prior to start of service.
(a)	Pre-approval of permitted non-audit services is not required if (1) the aggregate amount of all such non-audit services constitutes not more than 5% of the total amount of revenues paid by the Company to the independent public accountants during the fiscal year in which the non-audit services are provided, (2) such services were not recognized by the Company at the time of engagement to be non-audit services, and (3) such services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit.						

	Responsibility	Audit Committee Meeting for: Q1	Q2	Q3	Q4	Other	Comments
(b)	The following are prohibited non-audit services which may not be performed by any independent public accountant for the Company: (1) bookkeeping or other services related to the accounting records or financial statements of the Company, (2) financial information systems design and implementation, (3) appraisal or valuation services, fairness opinions or contribution-in-kind reports, (4) actuarial services, (5) internal audit outsourcing services, (6) management functions or human resources, (7) broker or dealer, investment adviser, or investment banking services, (8) legal services and expert services unrelated to the audit, and (9) any other service that the Public Company Accounting Oversight Board determines, by regulation, is impermissible.						
Other							
1.	Review, periodically, the Company's protection of assets programs, including insurance.		X				
2.	Establish, review and update as needed a Code of Business Conduct and Ethics for certain principal officers (Code) and ensure that management has established a system to enforce the Code.		X				
3.	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.		X				
4.	Review and approve any material transaction to which the Company is a party involving a conflict of interest with a director, executive officer or other affiliate of the Company.					X	As transactions occur
Committee Administration							
1.	Review and assess the adequacy of this Charter on at least an annual basis.			X			
2.	Review and assess on an annual basis whether the Committee has satisfied its responsibilities during the prior year in compliance with this Charter.			X			
3.	Direct and supervise an investigation into any matter the Committee deems necessary and appropriate.					X	As Committee deems necessary
4.	In the course of fulfilling its duties, the Committee has the authority to retain its own independent legal, accounting and other advisors in its sole discretion. The Company shall provide for appropriate funding, as determined by the Committee, for payment of fees to any such advisors.					X	As Committee deems necessary
5.	Take action in connection with such other powers and responsibilities as the Board of Directors may, from time to time, determine.					X	As the Board of Directors deems necessary

DIRECTORS

Gordon J. Bridge
President
CM IT Solutions

Brian E. Dearing
Chairman of the Board,
President and
Chief Executive Officer,
ARI Network Services, Inc.

Ted C. Feierstein
President
Ascent Partners, Inc. and
Venture Partner
Prism Opportunity Fund

William C. Mortimore
Founder, Chairman and Chief Strategist,
Merge Technologies Incorporated

Richard W. Weening, Jr.
President and CEO
Quaestus & Co., Inc.

OFFICERS

John C. Bray
Vice President,
Business Development

Brian E. Dearing
Chairman, President and
Chief Executive Officer,
and a Director

Jeffrey E. Horn
Vice President,
North American Sales

Michael E. McGurk
Vice President
Technology Operations

Timothy Sherlock
Vice President and
Chief Financial Officer

Frederic G. Tillman
Vice President,
Technology Development

AUDITORS

Wipfli, LLC
Milwaukee, Wisconsin
www.wipfli.com

TRANSFER AGENT

American Stock Transfer & Trust
Company
59 Maiden Lane,
New York, NY 10038
www.amstock.com

LEGAL COUNSEL

Godfrey & Kahn, S.C.
Milwaukee, WI
www.gklaw.com

CORPORATE INFORMATION

ANNUAL MEETING
Shareholders are invited to attend ARI Network Services, Inc. 2004 Annual Meeting at 9:00 a.m. on Thursday, December 9, 2004 at the Company's corporate headquarters, 11425 W. Lake Park Drive, Suite 900, Milwaukee, Wisconsin, 53224.

STOCK LISTING AND SYMBOL
ARI Network Services, Inc. common stock is traded on NASD OTCBB under the symbol ARIS.

FORM 10-Q REPORTS
Copies of the Company's quarterly Form 10-QSB reports (without exhibits) filed with the Securities and Exchange Commission are available to shareholders, without charge, by contacting the investor Relations Department at the Company's headquarters address or investor_relations@arinet.com.

ONLINE FINANCIAL INFORMATION
Press releases, including annual and quarterly financial releases, conference call notes and reconciliation of non-GAAP measures are available in the Company's website at http://www.arinet.com. Access to SEC filings is available through EDGAR Online (http://www.sec.gov).

INVESTOR INFORMATION
ARI Network Services news releases and other investor information are available on the Internet at http://www.arinet.com or by contacting the Investor Relations Department at the Company's headquarters address or investor_relations@arinet.com.

TRADEMARKS
TradeRoute® is a registered trademark of ARI Network Services, Inc. PartSmart™, EMPART*viewer*™, EMPART*publisher*™, EMPART*web*™, EMPART*web*-ASP™, WebsiteSmart™, ARI MailSmart™ and ARI ServiceSmart™ are trademarks of ARI Network Services, Inc. All other coporate names are trademarks or registered trademarks of their respective companies.

ARI

Headquarters
11425 West Lake Park Drive,
Suite 900
Milwaukee, WI 53224
Phone: 414.973.4300
Fax: 414.973.4357
www.arinet.com
Email: info@arinet.com

Virginia Office
3356 Ironbound Road, #301
Williamsburg, VA 23188
Phone: 757.220.8771
Fax: 757.220.5741

Colorado Office
102 North Cascade Avenue
Suite 600
Colorado Springs, CO 80903
Phone: 719.444.8611
Fax: 719.444.8408

European Office
Guido Gezellestraat 43
2394 TS Hazerswoude
The Netherlands
Phone: +31 71-3410114
Fax: +31 713410115